FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

04039101

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

PE

For July 28, 2004

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant's name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario L4V 1P1

CANADA

(Address of principal offices)

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _x_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ____ No _x_

CH02/ 22327691.1

DRAXIS ANNUAL REPORT 2003

The numbers speak for themselves



33.9
38.6
49.2
01
02
03
Revenues*
(US$ millions)
(1.0)
3.0
4.7
01
02
03
Net Income*
(US$ millions)
(0.03)
0.08
0.13
01
02
03
Earnings per Share*
(US$)
*from continuing operations

DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc.

DRAXIS FINANCIAL HIGHLIGHTS*

(in millions of U.S. dollars except per share amounts)

Years ended December 31	2003	2002	2001
Revenues	49.2	38.6	33.9
EBITDA (pre-R&D)	11.6	7.7	5.5
R&D	(1.6)	(2.0)	(1.3)
EBITDA	10.0	5.7	4.2
% of Revenue	20.3%	14.7%	12.4%
Net income	4.7	3.0	(1.0)
Net income per share	0.13	0.08	(0.03)

*from continuing operations



Manufacturing
27.0
Corporate
6.1
Radiopharmaceuticals
16.1
49.2 Total

2003 REVENUES BY SEGMENT
(in millions of U.S. dollars)



10.0
5.7
4.2
01
02
03

EBITDA
(in millions of U.S. dollars)



1.7
(2.3)
(1.8)
01
02
03

CASH FLOWS FROM CONTINUING OPERATIONS, BEFORE CHANGES IN WORKING CAPITAL
(in millions of U.S. dollars)

RADIOPHARMACEUTICALS

DRAXIMAGE FINANCIAL HIGHLIGHTS

(in millions of U.S. dollars)	2003	2002	2001	2000	1999
Revenues	16.1	10.2	7.0	6.0	5.8
EBITDA (pre-R&D)	7.2	2.7	1.8	1.4	2.3

REVENUES
(in millions of U.S. dollars)



16.1
99
00
01
02
03

CONTRACT MANUFACTURING

DRAXIS PHARMA FINANCIAL HIGHLIGHTS

(in millions of U.S. dollars)	2003	2002	2001	2000	1999
Revenues	27.0	20.9	20.5	15.5	12.9
EBITDA	1.1	0.6	0.1	(0.2)	(0.9)

REVENUES
(in millions of U.S. dollars)



27.0
99
00
01
02
03

Clearly, 2003 was a tremendous year for us, whatever the metric.

Last year, we defined what it would take to dramatically improve our results. Then we took the small steps, day by day, toward those objectives and measured our progress on a regular basis. As a result, we produced record revenues and earnings and delivered on our non-financial commitments:

- Return of Canadian rights for neurology products to Elan for US$6.5 million
- Launch of a new radioactive I-131 product into the United States
- New President of contract manufacturing business
- Divestiture of Canadian pharmaceutical sales and marketing unit to Shire BioChem
- Initiation of Phase II clinical trials for *INFECTON®*
- Realignment of senior management to focus on core businesses

Dear fellow shareholders,



In 2003, DRAXIS Health firmly established itself as a growing specialty pharmaceutical company with an expanding global perspective and customer base. Our track record over the last four years – years during which we've consistently delivered double-digit growth in revenue and earnings – demonstrates that DRAXIS has become a leader in its two strong, attractive segments of the pharmaceuticals industry.

Revenues and earnings from continuing operations have now climbed for 16 consecutive quarters. Reflecting this, DRAXIS' shares closed the end of 2003 at a price approximately 200% over the value at the end of 2002. Share price appreciation has continued into 2004.

The success of our people in implementing our strategy and executing on the business plan was evident in all key measures. Our overall revenues increased 27% over 2002 to $49.2 million. EBITDA was up 75% and our EBITDA margin improved by more than a third to 20.3%. Both radiopharmaceuticals (DRAXIMAGE) and contract manufacturing (DRAXIS Pharma) completed the year with improved revenues, earnings and cash flow.

We are particularly proud of the positive impact that our work and our products have on those in need of healthcare. Throughout 2003, DRAXIS delivered important diagnostic and essential radiotherapeutic products directly to pharmacists, physicians and patients with unprecedented reliability. We look forward to having an even more significant impact in the future as the more advanced products currently in our pipeline enter the final stages of clinical development.

Focus, discipline and strategy

Last year, in my letter to you, we committed to increase revenues and earnings, streamline our business, strengthen our management team and improve

Pipeline to the future

DRAXIS' future depends on our ability to acquire and develop new products, to shepherd them through the stringent regulatory approvals process, and then to introduce and market them.

Our history in the second segment of this journey, the regulatory process, is outstanding in our industry. We have secured almost 20 consecutive approvals from the U.S. Food and Drug Administration over the past two years. We currently have five innovative new products at various stages in the development pipeline that we believe are good candidates to extend that record.

The two most advanced are *Fibrimage*® and *INFECTON*® which are at Phase III and Phase II respectively.

***Fibrimage*® is a product that links the radioactive isotope technetium-99m (Tc-99m) with the fibrin binding domain of human fibronectin, a recombinant polypeptide that has a high binding affinity for the primary component in an actively forming clot, or thrombus, which can form in the deep veins of the lower legs. *Fibrimage*® is thus able to provide physicians with a positive image of acute deep vein thrombus (DVT) and can readily distinguish actively forming clots from chronic or inactive DVT. Phase III clinical trials with *Fibrimage*® are investigating patients with suspected cases of both initial DVT and recurrent DVT. The trials will recruit about 300 patients from clinical sites in both Canada and the United States.**

our plant capacity utilization. In the ensuing year, we did all these things and more, as well as resolving all of the issues that I also highlighted in last year's letter.

We completed the divestiture of our Canadian pharmaceutical sales and marketing business for US$21 million under agreements that not only delivered cash but will also see us continue to receive royalties on Canadian sales. We continued to make good progress moving our proprietary innovative product pipeline forward as we work to pass the regulatory hurdles that we must overcome before we can seek approval to enter the market. We resolved all of our legal differences with the University of Toronto and its Innovations Foundation and confirmed our intellectual property rights with no additional costs. In 2003, we also realigned senior management responsibilities to improve the operating efficiency of our core businesses. We welcomed John Durham as the new President of our manufacturing operations; we appointed Dan Brazier to the new position of Senior Vice-President, Corporate Development and Strategic Planning; we named Alida Gualtieri as General Counsel and Secretary; and we completely realigned our finance support services by appointing Mark Oleksiw as Chief Financial Officer and Chien Huang as Vice President, Finance, thereby centralizing finance and legal services on site at our major operating facility in Montreal.

Estimates are that there are about

2,000,000

new cases of DVT each year in the United States, with 400,000–600,000 cases of pulmonary embolism.

DRIVING PERFORMANCE IN OUR TWO CORE BUSINESSES

Radiopharmaceuticals – Expanding our markets

In Canada we have a strong position in a nuclear medicine industry that represents less than 2% of the global market. Our strategy for growth is geographic expansion. As we sought to enter the other 98% of the world market, we initially targeted the United States. Since we are becoming more confident of our positioning in this market, we are now preparing to introduce our products into Europe and the rest of the world.

***INFECTON®* is a complex of Tc-99m and the broad spectrum anti-bacterial, ciprofloxacin, that is a novel agent for the specific imaging of infection because it binds directly to infecting bacterial organisms. We expect that *INFECTON®* will find application in a number of serious medical conditions, including fever of unknown origin and infections in patients suffering from diabetes, especially foot infections that have the potential of progressing rapidly to gangrene. In addition, it may find use with young children to help confirm specific infection in cases of appendicitis. The Phase II trials currently underway are scheduled to examine approximately 80 patients.**

PRODUCT	I	II	III
FIBRIMAGE® (deep vein thrombosis)			
INFECTON® (infection)			
AMISCAN™ (heart attack)			
SOMATOSCAN® (cancer imaging) *Preclinical*			
SOMATOSTATIN THERAPY (cancer treatment) *Preclinical*			

Our entry into the United States since 2001 has been very well received. We currently market four non-radioactive kits for liver, kidney, lung and bone scans; two radioiodine I-131 formulations for thyroid cancer and hyperthyroidism; and *BrachySeed®* implants for prostate cancer treatment in the United States. In 2003, we established our own U.S. technical support and sales force and designed a number of value-added services for our *BrachySeed®* brand. By the end of 2003 the CMS reimbursement for seeds in the United States had been restored to a level which we believe justifies our continued commitment to this product.

The success of our people in implementing our strategy and executing on the business plan was evident in all key measures. Our overall revenues increased 27% over 2002 to $49.2 million. EBITDA was up 75% and our EBITDA margin improved by more than a third to 20.3%.

Fully 70% of our nuclear medicine revenue is now derived from the U.S. market. In the coming year, we will begin to enter the European market with a number of products. We will, of course, continue to introduce additional products into the United States such as our recently approved MDP-25.

Contract Manufacturing – Enhancing efficiency

In our contract manufacturing operations our primary objective has been to bring our manufacturing facility to the highest standards of compliance established by the FDA and the European Union. Having achieved this, we have now turned our attention to increasing its efficiency and productivity in order to generate the earnings growth that ultimately matches our strong revenue growth. We have undertaken a number of significant initiatives that are designed to contribute toward this.

Toward the end of 2003 we implemented a performance measurement program that established comprehensive manufacturing metrics. These were designed to promote increased transparency, responsibility and accountability for all employees, from the board of directors to senior management down through the organization to the plant floor. We believe that by closely monitoring ongoing performance we will be better able to focus on initiatives that will contribute the most to the success of the company.

NUCLEAR MEDICINE EXPLAINED

Operating as DRAXIMAGE, the radiopharmaceutical (or nuclear medicine) segment is one of DRAXIS' two core businesses. Nuclear medicine involves the use of very small amounts of radioactive isotopes to prevent, diagnose, and treat disease. We have a catalogue of approximately 40 products in Canada and eight in the United States plus five innovative products under development in the pipeline.

The U.S. nuclear medicine market was approximately $1 billion in 2001, and industry experts predict that it will grow at double-digit rates to exceed $1.6 billion by the end of 2005. Currently, more than 80% of nuclear medicine revenues occur in the diagnostics sector, although the therapeutics area is growing more rapidly. Therapeutic radiopharmaceuticals account for nearly half of current revenues at DRAXIMAGE.

DIAGNOSTIC NUCLEAR MEDICINE

In diagnostic applications, very small amounts of radioactive materials are introduced into the body in association with targeting compounds. Because they are attracted to specific organs, bones or tissues, the emissions from the isotopes provide critical information about cancer or disease. Nuclear imaging is unique in that it documents organ function and structure, in contrast to diagnostic radiology, which is based on anatomy.

An estimated 16 million nuclear medicine imaging and therapeutic procedures are performed each year in the United States, primarily for cardiology and oncology.

By the second quarter of 2003, our two year effort to bring GlaxoSmithKline production volumes on stream began to add to revenues and earnings. As a result, our contract manufacturing business had begun to ship product to almost 110 countries. At the same time, we began to ship product to Bone Care International to satisfy the U.S. market for *Hectorol®* Injection, necessitating the addition of a second shift in our sterile products area.

Early in 2004, we reached an agreement with unionized workers at our Montreal facility that will pave the way to greater capacity utilization through an increased number of shifts. Ultimately, we expect to be able to operate our sterile product manufacturing facilities 24 hours a day, seven days a week to meet the growing needs of our customers. Also in 2004, we will finalize the process to triple our capacity to produce sterile, lyophilized injectable pharmaceuticals.

An estimated

16,000,000

nuclear medicine imaging and therapeutic procedures are performed each year in the United States.

PURSUING REGULATORY APPROVALS

While 2003 saw us set our sights on production efficiency, our fundamental commitment to regulatory excellence remains steadfast and our compliance record remains unmatched. DRAXIS has now achieved almost 20 consecutive FDA approvals. In 2003, in addition to our various site transfer approvals, we received FDA approval that allowed us to produce and sell our proprietary high concentration radioactive iodine I-131 kits. Within 10 months of launch we became the dominant supplier of this product to the U.S. market.

BUILDING THE FOUNDATION FOR THE FUTURE – DEVELOPING OUR PRODUCT PIPELINE

The value of the innovative and proprietary products in our pipeline lies in their potential to dwarf the earnings power of our existing portfolio of products and services. Currently, all research and development expenditures are concentrated in our growing diagnostic imaging business. Two products under development are especially promising: *Fibrimage®* and *INFECTON®*.

Therapeutic uses, for treating disease, are growing as more treatments are discovered and developed. Major progress has been achieved over the past 10 years, particularly for the treatment of many types of cancer. Some researchers predict that ultimately more than 80% of cancer types will be treatable with radioisotopes.

Currently, medical isotopes are used to treat thyroid and prostate cancer, hyperthyroidism, cancer bone pain, lymphoma and polycythaemia (abnormal red blood cell population). In addition, in Europe a major application is for the treatment of arthritis, although this use has not yet been approved in the United States.

NUCLEAR MEDICINE MARKET

(in billions of U.S. dollars)

The U.S. nuclear medicine market was approximately $1 billion in 2001, and industry experts predict that it will grow at double-digit rates to exceed $1.6 billion by the end of 2005.


1.6
1.0
01
05

This 2003 annual report features consecutive years of strong growth in both revenues and earnings. The future promises more of the same, even before calculating the potential impact of our pipeline.

Fibrimage® is a unique imaging agent for identifying the active clotting process in deep vein thrombosis (DVT) patients. DVT typically develops in hospitalized patients immobilized by surgery or cardiovascular disease. The body responds to stress by overproducing a coagulant that stems excessive bleeding and, when combined with immobilization, can lead to clots in the veins of the lower body. If these clots break off and become lodged in the lungs, the result is pulmonary embolus, which can lead to death in about 30% of cases. Estimates are that there are about 2 million new cases of DVT each year in the United States, with 400,000–600,000 cases of pulmonary embolism, and more than 200,000 deaths annually. It is one of the most preventable causes of death, and one of the commonest causes of medico-legal lawsuits in the United States. Prevention is entirely dependent on the ability to anticipate and recognize DVT at its earliest possible stage of development. *Fibrimage®* is currently undergoing Phase III clinical evaluation to determine if it can fulfill this unmet medical need. Our target is to submit *Fibrimage®* for marketing approval by the end of 2004.

INFECTON®, our other lead diagnostic imaging agent, is designed to detect difficult-to-locate infections and to distinguish infection from inflammation. Unlike current infection imaging methods that image only the white cells surrounding an infection, *INFECTON®* images the actual infecting organism. This makes it possible to locate the presence and exact location of the infection. *INFECTON®*, which is in Phase II clinical testing, is designed with the same kind of proprietary technology as our other diagnostic kits and is expected to enter Phase III testing near the end of 2004.

DRAXIS Pharma

DRAXIS Pharma is a contract pharmaceutical manufacturer with capabilities for producing a broad range of dosage forms. This business specializes, however, in liquid and lyophilized (freeze-dried) injectables and other sterile products. DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for more than 20 other clients whose products are sold in more than 20 countries around the world.

The global pharmaceutical outsourcing market has been estimated at approximately $13.5 billion. The secondary, or dosage-form, manufacturing market segment that is currently outsourced is estimated to be about $5.5 billion, and industry observers anticipate near-term growth in the range of 10% to 25% per year.

There is an enormous opportunity for the production of products using sterile lyophilization, as a result of a significant global capacity shortage and the highly complex technical nature of the industry segment. The continued growth of the biotechnology industry is helping to fuel this demand for outsourced sterile lyophilization manufacturing.

Lyophilization is the preferred dosage form for a broad range of sterile products that are unstable in liquid form. Lyophilization is a complex process of freeze-drying where a liquid solution is frozen under vacuum and all water is removed, leaving behind a stable dry sterile powder that has relatively long shelf life and is easily reconstituted into a liquid form prior to use.

OUTLOOK

We are all extremely proud of the transformation of DRAXIS. We have gone from being a reseller of others' products in a limited Canadian market, to a company that develops its own platforms for researching, developing and manufacturing innovative healthcare products for the global market. I invite you to see more details of that story on our website, at www.draxis.com.

This 2003 annual report features consecutive years of strong growth in both revenues and earnings. The future promises more of the same, even before calculating the potential impact of our pipeline.

DRAXIS has over 400 employees – all of them dedicated and skilled and led by an exceptionally qualified and talented management team. To all of them, to our customers and suppliers, and to all of you, our shareholders, I extend our sincere appreciation for unwavering support and my best wishes for our continued good fortune in 2004.



DR. MARTIN BARKIN
President and Chief Executive Officer

Ultimately, we expect to be able to operate our sterile product manufacturing facilities **24** hours a day, **7** days a week to meet the growing needs of our customers.

DRAXIS is well positioned to take advantage of the market opportunity. By the end of 2004, we will have moved toward a continuous 24/7 operation in our sterile products area and we will have installed additional lyophilization capability that will essentially triple our productive capacity for sterile lyophilized products.

GLOBAL PHARMACEUTICAL OUTSOURCING MARKET

(in billions of U.S. dollars)

13.5 Total


Dosage-form
5.5

The global pharmaceutical outsourcing market has been estimated at approximately $13.5 billion. The secondary, or dosage-form, outsourced manufacturing market is estimated to be about $5.5 billion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2003

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2003.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under "Accounting Matters."

Overview

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its contract manufacturing operations.

The Company believes that its radiopharmaceutical business, acquired in 1997, and its contract manufacturing business, acquired in 1998, have significant long-term growth potential and the Company has invested considerable financial and management resources toward the development of these businesses. Accordingly, the Company's primary operational focus consists of: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica"). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses are highlighted by the improved operating results of these core businesses and improved cash flow of the Company in 2003.

Specifically in 2003, the Company achieved a number of significant accomplishments including:

CONSOLIDATED REVENUES

(in millions of U.S. dollars)


49.2
38.6
33.9
01
02
03

- Improving financial results from continuing operations:
  - Revenues of $49.2 million for the year, representing growth of 27.3% over 2002 including the positive non-recurring impact of $1.4 million in deferred revenue related to the termination of the license and distribution agreements for *BrachySeed®*.

CONSOLIDATED EPS (FROM CONTINUING OPERATIONS) – BASIC

(in U.S. dollars)


0.13
0.08
(0.03)
01
02
03

- Earnings before interest, income taxes, minority interest, depreciation and amortization ("EBITDA") of $10.0 million for the year, representing an increase of 75.0% over 2002 ($7.9 million after excluding the positive non-recurring impact of $1.4 million in deferred revenue related to termination of *BrachySeed®* agreements and the recognition of $0.7 million in insurance proceeds as a reduction of cost of goods sold).
- The EBITDA margin grew from 14.7% in 2002 to 20.3% in 2003 or to 16.0% excluding the impact of the positive non-recurring items in 2003.
- Ramp-up of commercial shipments of *Hectorol®* Injection for Bone Care International, Inc. beginning late in the first quarter of 2003.
- Ramp-up of shipments of the new radio-therapeutic kit product (Sodium Iodide I-131) for the treatment of thyroid cancer and hyperthyroidism beginning early in the second quarter of 2003.
- Ongoing ramp-up of shipments under the GlaxoSmithKline ("GSK") manufacturing agreement.

• Strengthening of the Company's balance sheet and liquidity position offering the Company enhanced flexibility in implementing its core business strategies as a result of the sale of its sales and marketing operations.

• Realignment of executive management team in support of its core business operations.

Subsequent to December 31, 2003 the Company announced:

• A new collective agreement covering its unionized hourly employees at its contract manufacturing operations.

The Company indicated at the beginning of 2003 that its target was to achieve radiopharmaceutical revenues by the end of 2007 of $30 million to $35 million, representing more than 3 times its 2002 revenue base. The radiopharmaceutical segment's revenue growth in 2003 is in line with these targets.

The Company also indicated at the beginning of 2003 that its target was to achieve revenue from its manufacturing segment by the end of 2007 of between $40 million to $50 million, representing more than two times its 2002 revenue base coupled with improving profitability margins. The manufacturing segment achieved a 28.8% revenue growth in 2003 over 2002. The EBITDA margin for the manufacturing segment has improved from 3.0% for 2002 to 4.0% for 2003 with an average margin over 7.8% over the last three quarters of 2003.

The Company also expected to be able to generate positive operating cash flow for 2003, before changes in working capital, which it has achieved.

Consolidated Results of Operations[1]

(in thousands of U.S. dollars except share related data) (U.S. GAAP)

Years Ended December 31		2003		2002		2001
REVENUES						
Product sales	**$**	**40,535**	$	30,338	$	27,151
Royalty and licensing		**8,658**[2]		8,302		6,752
	$	**49,193**	$	38,640	$	33,903
Product gross margin	**$**	**12,813**[3]	$	6,934	$	5,106
% of Product sales revenues		***31.6%***		*22.9%*		*18.8%*
Royalty and licensing revenue		**8,658**		8,302		6,752
SG&A		**(9,904)**		(7,542)		(6,369)
% of Product sales revenues		***-24.4%***		*-24.9%*		*-23.5%*
EBITDA[4] (pre-R&D)		**11,567**		7,694		5,489
% of Total revenues		***23.5%***		*19.9%*		*16.2%*
R&D		**(1,594)**		(1,996)		(1,280)
EBITDA[4]		**9,973**		5,698		4,209
% of Total revenues		***20.3%***		*14.7%*		*12.4%*
Depreciation and amortization		**(3,287)**		(2,804)		(2,436)
FINANCIAL						
Foreign exchange translation		**(701)**		(12)		378
Other		**(831)**		(268)		(403)
Income tax (provision) recovery		**(874)**		154		(3,049)
Minority interest		**391**		252		286
Income (loss) from discontinued operations		**8,531**		(834)		(569)
Net income (loss)	**$**	**13,202**	$	2,186	$	(1,584)
NET INCOME (LOSS)						
From continuing operations	**$**	**4,671**	$	3,020	$	(1,015)
From discontinued operations		**8,531**		(834)		(569)
	$	**13,202**	$	2,186	$	(1,584)
BASIC INCOME (LOSS) PER SHARE						
From continuing operations	**$**	**0.126**	$	0.081	$	(0.028)
From discontinued operations		**0.230**		(0.023)		(0.016)
	$	**0.356**	$	0.058	$	(0.044)

[1] Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations (see *Accounting Matters – Discontinued Operations*).

[2] Includes $1,436 of deferred revenue related to the termination of agreements for *BrachySeed®*.

[3] Includes $730 of insurance proceeds.

[4] Income from continuing operations before depreciation and amortization, financial expense, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see *Accounting Matters – Non-GAAP Measures*).

Comparison of Years Ended December 31, 2003 and 2002
Consolidated revenues from continuing operations for the year ended December 31, 2003 increased 27.3% compared to 2002 due to higher product sales coupled with the recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company's former *BrachySeed®* licensee in the U.S. (see *Accounting Matters – Termination of BrachySeed® Agreements*) in the first quarter of 2003, partially offset by lower *Anipryl®*-related deferred revenue.

Increased product gross margins associated with continuing operations for 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses coupled with the recognition of $730,000 in insurance proceeds as a reduction of cost of goods sold (see *Accounting Matters – Insurance Proceeds*).

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the year ended December 31, 2003 decreased modestly compared to 2002 as the impact of increased product sales was more than offset by the costs associated with commencement of direct sales of *BrachySeed®* in the U.S. and costs associated with developing new business.

Research and development expenditures associated with continuing operations for 2003 decreased compared with 2002 due to higher than normal spending in the third quarter of 2002 for third-party toxicity testing of *Fibrimage®* and *Amiscan™*.

CONSOLIDATED EBITDA

(in millions of U.S. dollars)


10.0
5.7
4.2
01
02
03

EBITDA from continuing operations for the year ended December 31, 2003 increased 75.0% compared to 2002 due to increased product sales, changes in product mix driven by new business, the recognition of $1,436,000 of previously deferred *BrachySeed®* revenue, and the receipt of $730,000 of insurance proceeds, partially offset by lower *Anipryl®*-related deferred revenue.

EBITDA margin grew from 14.7% in 2002 to 20.3% (16.0%, excluding the impact of the positive non-recurring items) in 2003.

Depreciation and amortization expense associated with continuing operations for the quarter ended December 31, 2003 increased 17.2% respectively over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2002 and third quarter of 2003.

Net financial items associated with continuing operations resulted in charges to income of $1,532,000 compared to $280,000 for the year ended December 31, 2002 due to foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003 as compared with the positive impact of a weakening Canadian dollar in 2002, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and increased borrowing costs in the early portion of 2003.

Minority interest for 2003 had a contribution to net income of $391,000 compared to $252,000 in 2002 due to losses in the contract manufacturing operations in the first quarter of 2003.

In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly in Canadian dollars, the Company's overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S. dollars, negatively affected gross profit margins compared to 2002. The impact is reflected within the cost of goods sold and selling, general and administration lines on the income statement.

Discontinued operations contributed $8,531,000 of income for the year ended December 31, 2003 compared to a loss of $834,000 in 2002 due to the sale of discontinued operations in 2003 and the after-tax gain related to the $6,500,000 received on the sale of product rights in the first quarter of 2003 and $9,600,000 received on the sale of product rights in the third quarter of 2003. The tax provision associated with these transactions reduced the Company's deferred tax assets. No cash taxes are expected to be payable as a result of these transactions.

For the year ended December 31, 2003 the Company recorded an income tax expense at an effective tax rate of 17.0% as compared to a recovery of 5.9% in 2002 due to recognition in 2002 of tax refunds related to the Company filing amended U.S. returns for its 1998, 1999 and 2000 taxation years. The Company's effective tax rate varies from period to period depending on the level of income generated from each subsidiary.

The weighted average number of common shares outstanding in 2003 of 37,114,648 increased over 2002 due to the exercise of options and employee participation shares during 2003 less shares repurchased for cancellation by the Company.

Comparison of 2002 to 2001

Consolidated revenues from continuing operations for the year ended December 31, 2002 of $38,640,000 were a record level for the Company, representing an increase of 14.0% over 2001. An 11.7% increase in product sales coupled with a 23.0% increase in royalty and licensing revenue accounted for the overall increase.

Product gross margin in 2002 improved to 22.9% of product sales from continuing operations from 18.8% for the same period in 2001 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations was 24.9% of product sales from continuing operations in 2002, relatively unchanged as compared to the 23.5% of product sales from continuing operations in 2001.

Earnings before interest, income taxes, minority interest, depreciation and amortization, and research and development ("EBITDARD") from continuing operations of $7,694,000 in 2002 was an annual record for the Company, representing an increase of 40.2% compared to 2001. Expressed as a percentage of total revenues, EBITDARD increased to 19.9% in 2002 from 16.2% in 2001.

Research and development expenditures associated with continuing operations increased 55.9% in 2002 as compared to 2001 due to increased staffing and additional clinical development activity involving the Company's pipeline of innovative radiopharmaceutical products.

Depreciation and amortization expense associated with continuing operations increased 15.1% compared with 2001 following the commencement of depreciation charges on completed capital projects.

Net financial items associated with continuing operations in 2002 resulted in a higher expense in 2002 due to a strengthening Canadian dollar in 2002 compared with 2001, partially offsetting the impact of lower interest rates.

Minority interest in 2002 contributed positively to net income by $252,000, a $34,000 decline compared to 2001 due to the reduction in DPI's net loss.

Net loss from discontinued operations in 2002 was $834,000 as compared to $569,000 in 2001 due to higher operating expenses including severance costs related to the restructuring of the Company's corporate scientific and regulatory affairs group, partly offset by higher product gross margins.

The only significant non-recurring items in 2002 were net after-tax offering costs of $251,000 and a tax recovery of $418,000. The only significant non-recurring item in 2001 was a $3,300,000 charge associated with the revaluation of the Company's income tax assets.

In December 2001, the Company filed amended U.S. returns for its 1998, 1999 and 2001 taxation years. In June 2002 the Company was notified by the U.S. Internal Revenue Service that its revised filing position had been accepted and related refunds aggregating $418,000 were recognized in the second quarter of 2002 as a reduction in income tax expense.

In June 2001, the Governments of Canada and Ontario enacted legislation implementing gradual reductions in their respective corporate income tax. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. Accordingly, in 2001, the Company recorded a non-cash charge of $3,300,000 to reduce the carrying value of its deferred income taxes. Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

Excluding non-recurring items, for the twelve month period ended December 31, 2002 the Company recorded an income tax expense (expressed as a percentage of pre-tax earnings) of 12.5% as compared to a recovery of 14.4% in 2001. During 2002, the Company had indicated that it had expected its 2002 effective tax rate to be in the 20%–25% range. The lower actual rate for 2002 was due to an unforeseen shift in profit mix in the later half of 2002.

The weighted average number of common shares outstanding in 2002 increased 1.1% to 36,981,985 over 2001 due to the exercise of options and employee participation shares.

Radiopharmaceuticals

(in thousands of U.S. dollars) (U.S. GAAP)

Years Ended December 31	**2003**	2002	2001
REVENUES			
Product sales	**$ 14,564**	$ 9,704	$ 6,763
Royalty and licensing	**1,521**	451	192
	$ 16,085	$ 10,155	$ 6,955
EBITDA (pre-R&D)	**$ 7,208**	$ 2,702	$ 1,779
% of Revenues	***44.8%***	*26.6%*	*25.6%*
R & D	**(1,594)**	(1,996)	(1,280)
EBITDA	**5,614**	706	499
Depreciation and amortization	**(843)**	(716)	(623)
Income (loss) from operations	**$ 4,771**	$ (10)	$ (124)

Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and *BrachySeed®* second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: *Fibrimage®*, currently in Phase III, for imaging deep vein thrombosis; *INFECTON®*, currently in Phase II clinical development for imaging infection; and *Amiscan™*, currently in Phase II, for the early diagnosis of acute myocardial infarct. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the year ended December 31, 2003 included:

DRAXIMAGE REVENUES

(in millions of U.S. dollars)


16.1
10.2
7.0
01
02
03

- Strong financial results:
  - Revenues of $16.0 million for the year representing an increase of $5.9 million over 2002.
  - EBITDA of $5.6 million ($3.7 million, excluding the positive non-recurring impact of $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for *BrachySeed®*), representing an increase of $4.9 million ($3.0 million, excluding non-recurring items) over 2002.

DRAXIMAGE EBITDA

(in millions of U.S. dollars)


5.6
0.5
0.7
01
02
03

  - EBITDA margin of 34.9% (25.3%, excluding the positive non-recurring impact of $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for *BrachySeed®*) compared to a 7.3% margin for 2002.

- Ramp-up of sales related to Sodium Iodide I-131 for the treatment of thyroid cancer and hyperthyroidism following regulatory approval in January 2003.

- Successful completion of Phase I safety and dosimetry trial in Canada for *INFECTON®*.

- The establishment of a marketing and distribution agreement with Netherlands-based IDB Benelux Inc. for the Benelux countries.

- Expansion of the Company's agreements with Isogenic Sciences Limited, for global rights to proprietary technology related to brachytherapy implants.

- Five year agreement with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. The agreement provides that DRAXIMAGE technetium-99m kits, Indium-111 and Xenon-133 will be distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada with the balance marketed on a non-exclusive basis.

- Receipt of Health Canada approval to initiate two Phase II clinical studies of *INFECTON®*, a novel radiopharmaceutical diagnostic imaging agent for detecting and determining the location of infection in patients with difficult to diagnose signs and symptoms. Enrollment for the two Phase II clinical studies has begun and is expected to continue into early 2004.

- Granting of a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumours or metastases. The new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumours when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumours and metastases.

- On December 9, 2003, the Company announced that DRAXIMAGE has been certified under ISO 9001: 1994, including ISO 13485: 1996, an international standard for medical device manufacturers. The certification is a significant step in the strategy to enter the European radiopharmaceutical and medical device market in 2004.

Comparisons of Years Ended December 31, 2003 and 2002
Revenues for the radiopharmaceutical segment for the year ended December 31, 2003 increased $5,930,000 or 58.4% over 2002 largely driven by Sodium Iodide I-131 sales to the U.S. and by the recognition of $1,436,000 of deferred revenue related to the termination of the agreements with the *BrachySeed®* licensee in the U.S. in the first quarter of 2003.

Shipments of *BrachySeed®* I-125 to the U.S. and Canada for the year ended December 31, 2003 decreased compared with 2002. Shipments of *BrachySeed®* I-125 to the U.S. remain below levels attained in 2002 following the termination of agreements with the Company's former U.S. licensee and the establishment of a direct sales strategy in the first quarter of 2003.

Research and development expenditures for this segment decreased in 2003 as compared to 2002 as a result of higher than normal spending in the fourth quarter of 2002 for third-party toxicity testing of *Fibrimage®* and *Amiscan™*.

EBITDA and EBITDA margin increased for the year ended December 31, 2003 largely due to increased product sales driven by Sodium Iodide I-131 sales to the U.S., the receipt of insurance proceeds, and the recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the *BrachySeed®* licensee partially offset by costs associated with commencement of direct sales of *BrachySeed®* in the U.S.

For the year ended December 31, 2002, *BrachySeed®* net contribution to EBITDA was approximately break-even on $1.8 million of revenues. Included in 2002 results were $1.0 million of inventory losses associated with the palladium version of *BrachySeed®*.

Depreciation and amortization expense for this segment increased slightly for the year ended December 31, 2003 compared to 2002 due to capital projects completed in 2002.

Comparison of 2002 to 2001
Total revenues for the radiopharmaceutical segment in 2002 of $10,155,000 were an annual record representing an increase of 46.0% over 2001. The 43.5% increase in product sales was primarily attributable to increased sales of Sodium Iodide I-131 radiotherapy capsules, which were launched in the fourth quarter of 2001, diagnostic imaging products, and *BrachySeed®* implants.

Revenues in 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products. For the year ended December 31, 2002, U.S. sales of these products increased 21.4% as compared to 2001.

During 2002 DRAXIMAGE completed the installation of three new *BrachySeed®* production lines at its FDA-approved facility, incorporating robotic assembly units for efficient production and greater product quality.

In the second quarter of 2002, the Company received a $1,000,000 non-refundable fee related to *BrachySeed®* Pd-103 bringing the total of non-refundable fees received from its U.S. *BrachySeed®* licensee to $2,000,000. Up to December 31, 2002, non-refundable fees under this collaboration have been deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

EBITDARD for 2002 for this segment of $2,702,000, or 26.6% of revenues, was an annual record, representing an increase of 51.9%, compared to income of $1,779,000, or 25.6% of revenues, in 2001.

Research and development expenditures for this segment increased to $1,996,000 in 2002 as compared to $1,280,000 in 2001 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

For the year ended December 31, 2002, *BrachySeed®* net contribution to EBITDA was approximately break-even on $1.8 million of revenues. Included in 2002 results were $1.0 million of inventory losses associated with the palladium version of *BrachySeed®*. In December 2002, manufacturing and sale of *BrachySeed®* Pd-103 were suspended to reduce inventory losses which had been incurred for a period of several months during which production, based on its U.S. licensee's projected sales, significantly exceeded actual sales.

Depreciation and amortization expense for this segment increased 14.9% from 2001 following the commencement of depreciation of the expanded radiopharmaceutical production facility.

In 2002, the Company strengthened its radio-pharmaceutical management team with the addition of Dr. George Desypris as Director of Clinical Development and Mr. Giovanni Venditti as Director of Sales and Marketing. In 2001, DRAXIMAGE added Dr. Edward Bump as Director of Research.

Manufacturing

(in thousands of U.S. dollars) (U.S. GAAP)

Years Ended December 31		**2003**		2002		2001
REVENUES						
Product sales	$	**26,985**	$	20,946	$	20,460
EBITDA	$	**1,084**	$	627	$	149
% of Revenues		***4.0%***		*3.0%*		*0.7%*
Depreciation and amortization		**(1,448)**		(1,166)		(867)
Loss from operations	$	**(364)**	$	(539)	$	(718)

Manufacturing comprises the Company's manufacturing subsidiary, DRAXIS Pharma ("DPI"), and product sales of *Anipryl®* produced for Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the year ended December 31, 2003 included:

DRAXIS Pharma Revenues

(in millions of U.S. dollars)


27.0
20.5
20.9
01
02
03

- Improving financial results:
  - Record revenues of $27.0 million for the year representing an increase of $6.0 million over 2002.
  - EBITDA of $1.1 million ($0.9 million, excluding the non-recurring impact of insurance proceeds), an increase of $0.4 million ($0.2 million, excluding the impact of insurance proceeds) compared to 2002.
  - EBITDA margin of 4.0% (3.3%, excluding the non-recurring impact of insurance proceeds) for the year compared to a margin of 3.0% for 2002.

- Ramp-up of commercial production of *Hectorol*® Injection for Bone Care International beginning in the second quarter of 2003.

- Ramp-up of commercial production related to the GSK manufacturing agreement.

- Appointment of John Durham as President of DPI. Mr. Durham brings to DPI over 20 years of pharmaceutical experience, most recently as a General Manager for an international contract manufacturer. Mr. Durham replaced Mr. Jim Garner who held the position of Acting President since September 2002 following the departure of Mr. Dwight Gorham.

Subsequent to year end the Company announced:

- A new collective agreement covering its unionized hourly employees, represented by the United Food and Commercial Workers International Union, at its contract manufacturing operations was reached. The new collective agreement, which is retroactive to May 1, 2003, has a 5-year term. The agreement includes provisions for additional weekend shifts that will effectively allow DPI to increase productive capacity and move toward its objective of operating 24 hours a day, 7 days a week in its sterile area.

Comparison of Years Ended December 31, 2003 and 2002

Total revenues for the manufacturing segment for 2003 of $27.0 million were 28.8% higher compared with 2002 primarily due to commercial production of *Hectorol*® Injection and production under the Company's GSK manufacturing agreement.

DRAXIS Pharma EBITDA

(in millions of U.S. dollars)


1.1
0.6
0.1
01
02
03

EBITDA for this segment for the year ended December 31, 2003 increased $457,000 and EBITDA margin increased from 3.0% to 4.0% over 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new business including the production of *Hectorol*® Injection and production related to the GSK manufacturing agreement, partially offset by costs associated with developing new business, training related to the ramping up of sterile production resources, and the unfavourable impact of reduced production in month of December 2003 related to normal maintenance and capital installation requirements. Included in EBITDA is a portion of the insurance proceeds which were recorded as a reduction in cost of goods sold in the third quarter of 2003.

EBITDA and EBITDA margin for the year ended December 31, 2003 were negatively affected by production disruptions early in the first quarter of 2003 in sterile operations due to equipment and related problems which were resolved during the first quarter and the costs associated with new product introductions. EBITDA margin over the last three quarters of 2003 was approximately 7.8%.

During 2003, the operating results of the contract manufacturing section were negatively affected by the increased level of activity of introducing new products. The introduction of new products to the sterile operations of contract manufacturing results in increased costs because of the amount of capacity which is utilized in the process, the higher risk of batch failures and the ramping up of production staff in preparation for commercial volumes. In particular, the ramping up of production staff to meet the ultimate capacity demands once new products are approved and commercial production can begin, usually results in a three month training for production staff in which no revenue is generated from their activities. This reduces the overall EBITDA margin. In addition, the timing of regulatory for new products is difficult to estimate due to the nature of the regulatory approval process. As the commercialization of new products increases in the future relative to the activity level of introducing new products, a positive impact on EBITDA margins is expected.

Depreciation and amortization expense of $1,448,000 for this segment for the year ended December 31, 2003 increased 24.2% over the same period in 2002, following the commencement of depreciation on completed capital projects in late 2002 and the third quarter of 2003.

Comparison of 2002 and 2001

Revenues for the twelve month period ended December 31, 2002 were flat despite increased new business, the commencement of shipments of lyophilized products principally to DRAXIMAGE and increased *Anipryl®* product sales to Pfizer Inc., all of which was offset by lower volumes of lower margin, legacy products.

DPI's regular summer shut-down was completed in July 2002. The entire sterile area, including lyophilization, was affected by the 2002 shutdown. This resulted in slower than anticipated ramp-up in sales in the third quarter and much of the fourth quarter of 2002.

In 2002, the Company announced that it had received approval from the FDA to transfer the production of previously outsourced DRAXIMAGE lyophilized imaging products to DPI. Ramp-up of lyophilization production in 2002 was slower than anticipated due to production start-up issues in this new manufacturing area.

In December 2001, DPI finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies. The products being transferred to DPI are all established, sterile products currently marketed by GSK in multiple international markets.

In 2002, an additional, established sterile product was added under this contract. U.S. regulatory approval for the site transfer of this product, the first under the new DPI/GSK contract destined for the U.S. market, was received and commercial production of this product commenced in the second quarter of 2002.

During 2002, site transfer and related activities associated with the other GSK products continued at a high level. In January 2003, DPI received formal approval from the U.K. Medicines Control Agency to manufacture several products destined for the U.K. and major European markets. The authorization includes products being transferred to DPI under the GSK contract.

In 2002, DPI was selected by Bone Care International, Inc. to be a manufacturer of *Hectorol®* Injection, an FDA approved D-hormone product used in the treatment of secondary hyperparathyroidism in chronic renal dialysis patients.

Also in 2002, DPI was designated by Axcan Pharma Inc. as a commercial manufacturing site for its lyophilized biological product, Photofrin® photodynamic therapy used to selectively palliate, cure or prevent various forms of malignant cancers.

EBITDA for this segment of $627,000 for 2002 was an annual record representing an increase of $478,000 from $149,000 in 2001. The EBITDA margin for this segment increased to 3.0% for 2002 compared to 0.7% in 2001. The improvement in operating profitability was attributable to higher margin products.

Depreciation and amortization expense for this segment increased 34.5% from 2001 following the commencement of depreciation charges on completed capital projects.

In 2002, the Company announced a three year, $12 million capital plan for DPI including a tripling of DPI's existing lyophilization capacity, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, and improvements to infrastructure and supporting systems to maintain DPI at the forefront of regulatory compliance.

The second lyophilizer, with 24 square metres (254 square feet) of freeze-drying shelf space, will be incorporated into DPI's existing lyophilization facility, which currently houses a highly automated, integrated system with 11 square metres (120 square feet) of shelf space. The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production. The two units, both of which are supplied by BOC Edwards, will provide total annual capacity equivalent to five to six million 10 mL vials of lyophilized product.

In early November 2002, DPI commissioned its new raw material storage and dispensing area, which improved cGMP compliance and provided an improved environment for the handling and dispensing of raw materials. This installation will improve the flow of material and personnel and is equipped with a new ventilation system and state-of-the-art dust containment technology. This project, which is part of DPI's three year capital plan, was completed both on time and within original cost estimates.

Corporate and Other

(in thousands of U.S. dollars) (U.S. GAAP)

Years Ended December 31		**2003**		2002		2001
REVENUES						
Product sales[1]	$	**(1,014)**	$	(312)	$	(72)
Royalty and licensing		**7,137**		7,851		6,560
	$	**6,123**	$	7,539	$	6,488
EBITDA	$	**3,275**	$	4,365	$	3,561
% of Revenues		***53.5%***		*57.9%*		*54.9%*
Depreciation and amortization		**(996)**		(922)		(946)
Income from operations	$	**2,279**	$	3,443	$	2,615

[1] Net of inter-segment sales.

The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company's business agreements with Pfizer Inc. with respect to *Anipryl*®; royalties and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with *Alertec*®; non-allocated corporate expenses and inter-segment eliminations. Effective July 22, 2003 revenues and expenses directly related with *Alertec*® are no longer included in this segment since *Alertec*® was included in the divestiture of DRAXIS Pharmaceutica (see *Corporate Matters – Sale of Discontinued Operations*). Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Highlights in this segment for the year ended December 31, 2003 included:

- Completion of divestiture of DRAXIS Pharmaceutica in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million received from Elan Corporation, plc ("Elan") in the first quarter of 2003, $9.6 million upon closing from Shire BioChem Inc. ("Shire"), with a potential of $2.9 million of market driven milestones in the future years. Future royalties are in addition to these figures.

- Granting of an exclusive license for Europe to CEVA Santé Animale Inc. ("CEVA") for the marketing and distribution of *Anipryl*® for the use of approved *Anipryl*® claims. Under terms of the agreement, CEVA has the right to promote approved *Anipryl*® indications in Europe in exchange for a percentage royalty on European sales of *Anipryl*® and/or the use of *Anipryl*® claims. In addition the Company will receive nominal milestones upon regulatory approval of *Anipryl*® in the U.K. and subsequent additional jurisdictions within the European Community.

- Receipt of authorization from the U.K. Veterinary Medicines Directorate ("VMD") to market *Anipryl*® tablets for dogs in the United Kingdom. As a result of the VMD authorization, the Company will now file for regulatory approval of the product in four additional European Union member states and has received nominal payment from CEVA which is included in revenues for the quarter.

Comparison of Years Ended December 31, 2003 and 2002

Royalty and licensing revenue in this segment for the year ended December 31, 2003 of $7,137,000 decreased compared to 2002 due to the previously announced elimination of minimum royalty income related to *Anipryl*® effective January 1, 2003 which more than offset the royalties related to the sale of products to Shire coupled with payments received from CEVA.

EBITDA and EBITDA margin decreased for the year ended December 31, 2003 due mainly to the previously announced elimination of minimum royalty income related to *Anipryl*® effective January 1, 2003 partially offset by royalties related to sale of product rights to Shire coupled with payment received from CEVA.

Depreciation and amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

Comparison of 2002 to 2001

Royalty and licensing revenue in this segment in 2002 increased 19.7% as compared to 2001. The increase was attributable to increased minimum royalty amounts from Pfizer Inc. with respect to *Anipryl*®.

EBITDA for this segment in 2002 increased $804,000 over 2001 levels due to increased minimum royalty amounts from Pfizer Inc. with respect to *Anipryl*®, combined with a higher contribution from *Alertec*® offsetting inter-segment eliminations.

Depreciation and amortization expense for this segment in 2002 declined slightly compared to 2001.

Corporate Matters

Executive Management Team Realignment

In 2003, the Company announced the realignment of its executive management team to reflect the growing importance of its core operating businesses in Montreal. The significant elements of the realignment which were effective July 1, 2003 are as follows:

- The departure of Jim Garner as Senior Vice President Finance and Chief Financial Officer.

- The office of the Chief Financial Officer was assumed by Mark Oleksiw, previously Director of Finance in Montreal. Mr. Oleksiw has over eight years of experience with an international public accounting firm focusing on U.S. and Canadian publicly listed companies mostly in the life science and high technology industries. In addition, Mr. Oleksiw has three years of experience in external reporting in the telecommunications industry combined with two years of internal audit experience. Mr. Oleksiw has also lectured for the last seven years at McGill University in the Chartered Accountancy Program and worked closely with the Canadian Institute of Chartered Accountants.

- The promotion to Senior Vice-President, Corporate Development and Strategic Planning of Dan Brazier. Mr. Brazier's new responsibilities were in addition to his role since 1998 as President of DRAXIS Pharmaceutica. Mr. Brazier has played an integral role in maintaining the value of the DRAXIS Pharmaceutica division during the lengthy divestiture process. Mr. Brazier has over 23 years of progressive experience in various marketing and sales management positions covering prescriptions, medical devices, over the counter and retail product categories.

- The promotion to Vice-President Finance of Mr. Chien Huang. Mr. Huang provides financial support for a wide range of corporate activities including strategic planning, corporate development and investor relations. Mr. Huang joined DRAXIS in 1998 as Assistant Controller and has served various corporate finance capacities since then. In addition, Mr. Huang has over eight years of prior experience including positions as a manager of business process re-engineering, senior financial planning and analysis and audit experience with an international accounting firm.

Furthermore, in order to provide for further concentration of its support operations with its operating divisions in Montreal, the Company has appointed Alida Gualtieri, partner in the Corporate Finance Mergers and Acquisition sector of McCarthy Tétrault's Montreal offices to the position of General Counsel and Corporate Secretary to replace Doug Parker who left the Company on December 1 to join an outside law firm. Ms. Gualtieri is primarily located at the Company's Montreal offices and has been a member of the Quebec Bar since 1988.

Sale of Discontinued Operations

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica division with the sale to Shire of substantially all the remaining products of the division. The Company has received $9.6 million in cash from Shire and may receive up to $2.9 million in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the sold products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to *Permax®* (see *Accounting Matters – Discontinued Operations*).

Legal Actions

Since 2000, the Company and its animal health subsidiary, Deprenyl Animal Health, Inc. ("DAHI"), have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to *Anipryl®*. The second dispute relates to a 1988 contract research agreement under which the University of Toronto is claiming a declaration of ownership and an order for assignment of patents and damages related to certain *Anipryl®*-related intellectual property. On November 18, 2003, the Company, the University of Toronto and the University of Toronto Innovations Foundation mutually agreed to dismiss, without payment, the lawsuits between them with respect to *Anipryl®*.

Share Buy-back Program

On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares of the Company at that time. DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003. The bid will end no later than April 20, 2004 or earlier if the Company purchases the maximum allowable number of shares. As at December 31, 2003, 50,300 shares had been acquired under this program at a weighted average cost of $1.30 per share.

Public Offering

In June 2002, the Company facilitated the underwritten sale of 4,220,466 common shares, representing approximately 11.4% of the Company's issued and outstanding shares, by Elan International Services, Ltd., a subsidiary of Elan, and Novopharm Limited, a subsidiary of TEVA Pharmaceutical Industries Ltd. The Company incurred $360,000 ($251,000, after tax) of costs associated with this offering.

Shareholder Rights Plan

On April 23, 2002, an updated version of the Company's pre-existing shareholder rights plan became effective to ensure continued shareholder protection in the event of an unsolicited take-over bid for the Company's shares. The updated plan was approved by shareholders at the special annual general meeting on May 16, 2002 and received regulatory approval shortly thereafter.

Board of Directors

On August 15, 2002, the Company announced that it had appointed two new directors, Mr. Rolf H. Henel and Mr. Bruce W. Simpson, to its Board and that Mr. James Doherty elected to retire from the Board. The Company's Board now has nine directors, all of whom, except Dr. Barkin as President and CEO, are considered to be unrelated and independent of the Company.

Liquidity and Capital Resources

(in thousands of U.S. dollars) (U.S. GAAP)

Years Ended December 31	**2003**	2002	2001
Cash and cash equivalents	**$ 10,563**	$ 4,899	$ 5,602
Restricted cash	**$ 976**	–	–
Non-financial working capital (net)[1]	**$ 12,780**	$ 6,284	$ 8,106
Total debt	**$ 10,466**	$ 13,610	$ 9,726

[1] Excluding cash and cash equivalents, bank loan, current portions of deferred revenues, long-term debt and customer deposits.

Cash and cash equivalents at December 31, 2003 totalled $10,563,000 as compared with $4,899,000 as at December 31, 2002 and $5,602,000 as at December 31, 2001.

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire, $976,000 of the cash proceeds are held in trust under an escrow agreement. The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at December 31, 2003 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

DRAXIS HEALTH INC.
CASH FLOWS FROM CONTINUING OPERATIONS, BEFORE CHANGES IN WORKING CAPITAL

(in millions of U.S. dollars)



1.7
(2.3)
(1.8)
01
02
03

Cash flows from continuing operations, before changes in working capital, for 2003, were positive $1,706,000 as compared to a cash outflow of $1,773,000 in 2002. Cash flows used in continuing operations, before changes in working capital, in 2002, were $1,773,000 as compared to usage of $2,306,000 in 2001. The increase relates to improving EBITDA in 2002.

Non-financial working capital increased from $6,284,000 as at December 31, 2002 to $12,780,000 as at December 31, 2003 due to higher accounts receivable related to the ramp-up in product volumes during the year and reduction in trade payables. Non-financial working capital declined to $6,284,000 as at December 31, 2002 from $8,106,000 as at December 31, 2001 due to lower current deferred income taxes and increased accounts payable.

DRAXIS HEALTH INC.
DEBT TO EQUITY RATIOS



0.7
0.6
0.3
01
02
03

Cash flows from discontinued operations for 2003 were $16,123,000 as compared to a cash outflow of $439,000 in 2002. The improvement in 2003 relates to proceeds from the disposition of discontinued operations during the year. Cash flows used in discontinued operations in 2002 were $439,000 as compared to a cash inflow of $75,000 in 2001. The decrease in 2002 was due to the decline in EBITDA from discontinued operations.

Deferred revenue continued to decline in 2003 which is attributable to amortization of deferred revenues related to milestones of prior years and the recognition related to the termination of the agreement with the brachytherapy licensee in the U.S. in the first quarter of 2003. The increase in 2002 was due to commencement of amortization of non-refundable fees related to *BrachySeed®*.

Deferred revenue amortization which continues to be a significant source of non-cash earnings to the Company was relatively flat compared to 2002 as the elimination of the minimum royalty income related to *Anipryl®* was offset by recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the *BrachySeed®* licensee.

Capital expenditures for the year decreased from $5,390,000 in 2002 to $3,536,000 for 2003 due to timing of the installation and payments related to the second lyophilizer project are attributable to expenditures under the previously announced capital plan for the contract manufacturing segment. Capital expenditures in 2002 of $5,390,000 increased from $5,363,000 in 2001 related to its three year $12 million capital plan announced in 2002.

In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Québec. As of December 31, 2003, the maximum amounts of debt and equity have been fully subscribed by DPI's existing shareholders and $1,742,000 of debt financing has been provided by Investissement Québec.

Total debt at December 31, 2003 totalled $10,466,000 as compared with $13,610,000 at December 31, 2002. During 2003, the Company reduced its outstanding third-party debt through the repayment of its secured revolving credit facility at DPI and the repayment of its unsecured subordinated obligation related to the in-licensing of *Permax*®. The increase in debt is related to the strengthening of the Canadian dollar for 2003 as all third-party debt is denominated in Canadian dollars.

As at December 31, 2003, the Company's debt, was comprised as follows:

- $5,559,000 secured bank term loan (DPI);
- $1,742,000 secured subordinated term loan from Investissement Québec (DPI); and
- $3,165,000 unsecured subordinated term loan from SGF (DPI).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $593,000 for the year ended December 31, 2003 as compared to $844,000 for the same period of 2002.

For the years ended December 31, 2003 and 2002 the Company received $225,000 and $792,000 respectively from the issuance of treasury shares by DPI, net of the repurchase of shares held by minority interest.

The Company did not make any acquisitions in 2003, 2002 or 2001.

The Company was in compliance with all lending covenants as at December 31, 2003 and 2002 except with respect to a minimum working capital requirement on December 31, 2002 under the DRAXIS Health Inc. credit agreements. A waiver has been received with respect to the non-compliance to this covenant.

Foreign Exchange Risk

The Company's reporting currency is the U.S. dollar. The functional currency for its Canadian operations which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire is the Canadian dollar. Accordingly, the Company's foreign exchange exposure for accounting purposes mainly relates to U.S. denominated monetary assets of these operations. The Company currently does not actively hedge this exposure but, reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

Commitments

The following table summarizes the Company's major contractual cash obligations as of December 31, 2003:

(in thousands of U.S. dollars)	2004	2005	2006	2007	Thereafter
Long-term debt	$ 981	$ 1,416	$ 1,416	$ 4,582	$ 2,071
Operating leases	$ 275	$ 205	$ 158	$ –	$ –

In addition to the above, the Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The Company is party to a shareholders' agreement which granted SGF the right to obligate the Company to purchase their shareholdings in DPI under certain circumstances (see *Accounting Matters – Subsequent Events).* Further details of this commitment are included in Note 22 to the 2003 consolidated financial statements.

Outlook

The Company's primary operational focus for 2004 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

The Company's longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE is expected to continue to grow in 2004 through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.

Sales of *BrachySeed*® implants are expected to increase from 2003 levels following direct marketing, sales and distribution strategies which were implemented in 2003. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of *BrachySeed*®.

In 2004 the Company expects to substantially increase its investment in research and development activities of its radiopharmaceutical product pipeline, specifically *Fibrimage*® and *INFECTON*® over 2003 levels to support the Phase III trial of *Fibrimage*® and the Phase II and Phase III trials of *INFECTON*®.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE's pipeline products under development address substantial unmet market needs and thus has considerable potential, two of these products are at advanced stages of development. *Fibrimage*® is completing its Phase III program and *INFECTON*® has embarked on its Phase II program. Nevertheless, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

Excluding the potential impact of the radiopharmaceutical products currently under development, the Company's target continues to be to achieve radiopharmaceutical revenues of $30 million to $35 million (representing more than three times its 2002 base) by 2007, together with improving profitability margins. Specifically for 2004, revenue is expected to grow between 30% and 35%. EBITDA margin is expected to be between 23% and 28% including the ramp-up of research and development spending related to Phase III clinical trials of both *Fibrimage®* and *INFECTON®*.

The Company's longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third-party contract manufacturing revenues while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow. The demand for DPI's sterile, including lyophilized and non-lyophilized product, capacity continues to grow and create challenges. During 2003, additional production shifts were added to meet customer demand within the framework of DPI's existing production processes and systems. The Company expects that an increase in capacity through additional production shifts, production efficiencies and capital investment will be required in 2004 given the increased customer demand. Unlike DPI's sterile operations which continue to grow, the non-sterile operations continue to run significantly below its current one shift capacity. In 2004, DPI will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one shift configuration.

In 2004 DPI will also be focused on the completion of its three-year, $12 million capital plan including the installation of the second lyophilizer, which will triple DPI's current capacity in this highly specialized area. Installation and a rigorous validation process before commercial production can begin and is expected to be completed in the second half of 2004. Significant contribution is not expected before 2005.

The Company's target is to achieve manufacturing revenues by 2007 from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improved profitability margins of between 15% to 20%. For 2004, the Company expects revenue growth of between 20% and 25% coupled with improving EBITDA margins of 8% to 12% by the end of 2004.

In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company's radiopharmaceutical and manufacturing businesses.

In 2004, the Company's Corporate and Other segment is expected to experience an increase in revenue over 2003 levels mainly driven by full year royalties related to the sale of product rights to Shire and any contingent milestone payments which may become payable to the Company during the year pertaining to these said product rights.

The Company's balance sheet at the end of December 2003 reflects a marked improvement in the financial position of the Company. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica provides the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses. Increased liquidity combined with the senior management realignment will be directed toward achieving the objective of enhancing the value of DRAXIS' core businesses. The Company has significantly reduced its debt levels and plans to continue to reduce and/or restructure its existing third-party debt arrangements in a manner consistent with best serving the future growth of its core businesses.

Management expects operating cash flow to be positive in 2004 and expects continued growth over 2003 operating cash flow levels.

Management expects completion of its three-year, $12 million capital plan in 2004 and accordingly, expects capital expenditures to be slightly higher in 2004 compared to 2003. The focus of future capital expenditures will be to increase and improve on the efficient utilization of its sterile manufacturing capacity in 2004.

With the Company's current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2004. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2003 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue – License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets – Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® *Agreements*

In January 2003, DRAXIMAGE's agreements with its *BrachySeed®* licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for *BrachySeed®* implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, the revenues and expenses related to *Alertec®* were included in the results related to continuing operations and not discontinued operations due to management's decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica. As a result of attaining the required third-party approval, the Canadian product rights to *Alertec*® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire (see *Corporate Matters – Sale of Discontinued Operations*).

Insurance Proceeds

On July 28, 2003, DRAXIS received insurance proceeds of $730,000 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DPI. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. As a result of the cash receipt and settlement of its claim, the Company recorded as a reduction in cost of goods sold, the amount of the insurance claim received to match where costs associated with the claim were previously charged.

Subsequent Events

On March 31, 2004, DRAXIS has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of $5.00 per unit, for aggregate gross proceeds of $15,289,000. DRAXIS has granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,293,000. Each unit will consist of one common share of DRAXIS and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $6.50 at any time prior to two years from the date of closing of the offering.

On March 31, 2004, DRAXIS entered into a binding letter of intent with SGF to acquire its 32.7% interest in DPI. The purchase price is cash consideration of $9,938,000. DRAXIS will use the proceeds from the offering to pay for the acquisition and to repay approximately $4,587,000 in debt owed by DPI.

Recent Accounting Pronouncements

Stock-based Compensation – DRAXIS has determined it will not adopt the fair value basis of accounting under U.S. GAAP using the transitional provisions applicable to the Company in accordance with FAS 148, "Accounting for Stock-based Compensation – Transition and Disclosure." DRAXIS will adopt the fair value basis of accounting under U.S. GAAP if and when the fair value basis of accounting becomes mandatory (see Note 20(d)).

For a summary of other recent accounting pronouncements, see Note 26 to the Company's 2003 consolidated financial statements.

Non-GAAP Measures – The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its ongoing businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.

Forward-Looking Statements

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company's products; and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

Management's Report

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects accounting policies and uses its judgement and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies. This system is supported by policies and procedures for key business activities, by the hiring of qualified staff and by a continuous planning and monitoring program.

Deloitte & Touche LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

Financial statements prepared in accordance with Canadian GAAP are available to all shareholders.

Martin Barkin MD

Martin Barkin, MD, FRCSC
President and Chief Executive Officer

Mark Olek

Mark Oleksiw, CA
Chief Financial Officer

Mississauga, Ontario
February 5, 2004, except for Note 25, which is as of March 31, 2004

Independent Auditors' Report

To the Shareholders of DRAXIS Health Inc.

We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with generally accepted accounting principles in the United States of America.

On February 5, 2004, except for Note 25, which is as of March 31, 2004, we reported separately to shareholders of the Company, based on our audits, where we expressed an opinion without reservation on the financial statements for the same periods prepared in accordance with generally accepted accounting principles in Canada.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Montreal, Quebec
February 5, 2004, except for Note 25,
which is as of March 31, 2004

Consolidated Statements of Operations

(in thousands of U.S. dollars except share related data)

Years ended December 31	2003	2002	2001
REVENUES			
Product sales	$ **40,535**	$ 30,338	$ 27,151
Royalty and licensing (Note 17)	**8,658**	8,302	6,752
	49,193	38,640	33,903
EXPENSES			
Cost of goods sold (Note 4)	**27,722**	23,404	22,045
Selling, general and administration	**9,904**	7,542	6,369
Research and development	**1,594**	1,996	1,280
Depreciation and amortization	**3,287**	2,804	2,436
	42,507	35,746	32,130
Operating income	**6,686**	2,894	1,773
Financing expense, net (Note 5)	**(1,532)**	(280)	(25)
Income before undernoted	**5,154**	2,614	1,748
Income taxes (Note 6)	**874**	(154)	3,049
Minority interest	**391**	252	286
Income (loss) from continuing operations	**4,671**	3,020	(1,015)
Income (loss) from discontinued operations, net of taxes (Note 7)	**8,531**	(834)	(569)
Net income (loss)	$ **13,202**	$ 2,186	$ (1,584)
Basic income (loss) per share (Note 8)			
from continuing operations	$ **0.13**	$ 0.08	$ (0.03)
from discontinued operations	**0.23**	(0.02)	(0.02)
	$ **0.36**	$ 0.06	$ (0.05)
Diluted income (loss) per share (Note 8)			
from continuing operations	$ **0.13**	$ 0.08	$ (0.03)
from discontinued operations	**0.23**	(0.02)	(0.02)
	$ **0.36**	$ 0.06	$ (0.05)

See the accompanying notes to the Consolidated Financial Statements

Approved by the Board

Brian King
Director

Martin Barkin, MD
Director

Consolidated Balance Sheets

(in thousands of U.S. dollars except share related data)

December 31	2003	2002
ASSETS		
Current		
Cash and cash equivalents	$ 10,563	$ 4,899
Restricted cash (Note 9)	976	–
Accounts receivable (Note 10)	9,898	7,934
Inventories (Note 11)	6,096	6,134
Prepaid expenses	688	415
Deferred income taxes, net (Note 6)	2,806	990
	31,027	20,372
Property, plant and equipment, net (Note 12)	32,917	26,054
Goodwill, net (Note 13)	677	556
Intangible assets, net (Note 14)	1,974	7,724
Other assets	565	627
Deferred income taxes, net (Note 6)	9,393	12,618
	$ 76,553	$ 67,951
LIABILITIES		
Current		
Bank indebtedness (Note 15)	$ –	$ 884
Accounts payable and accrued liabilities (Note 16)	6,708	9,189
Current portion of deferred revenues (Note 17)	5,309	5,142
Current portion of long-term debt (Note 18)	981	2,158
Customer deposits	591	2,314
	13,589	19,687
Deferred revenues (Note 17)	7,593	13,852
Long-term debt (Note 18)	9,485	10,568
Minority interest	4,239	3,617
	34,906	47,724
Commitments and contingencies (Note 22)		
SHAREHOLDERS' EQUITY		
Common stock, without par value of unlimited shares authorized, 37,297,817 and 37,098,690 issued and outstanding at December 31, 2003 and 2002, respectively	61,175	60,652
Additional paid-in capital	15,667	15,550
Employee participation shares; 2,000,000 shares authorized (Note 20(c))	86	140
Less: loans receivable	(86)	(140)
Deficit	(35,481)	(48,683)
Accumulated other comprehensive income (loss)	286	(7,292)
	41,647	20,227
	$ 76,553	$ 67,951

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(in thousands of U.S. dollars except share related data)

December 31	2003	2002	2001
Common Stock (Number of Shares)			
Balance, beginning of year	**37,098,690**	36,613,434	36,565,102
Exercise of warrants	**–**	–	–
Exercise of options	**240,334**	468,168	48,332
Exercise of employee participation shares	**9,093**	17,088	–
Repurchased for cancellation	**(50,300)**	–	–
Balance, end of year	**37,297,817**	37,098,690	36,613,434
Common Stock			
Balance, beginning of year	**$ 60,652**	$ 59,781	$ 59,698
Exercise of options	**563**	817	83
Exercise of employee participation shares	**30**	54	–
Repurchased for cancellation	**(70)**	–	–
Balance, end of year	**$ 61,175**	$ 60,652	$ 59,781
Additional Paid-In Capital			
Balance, beginning of year	**$ 15,550**	$ 15,476	$ 15,476
Stock compensation	**112**	–	–
Fair value associated with expired warrants	**–**	74	–
Common shares purchased for cancellation (Note 20(e))	**5**	–	–
Balance, end of year	**$ 15,667**	$ 15,550	$ 15,476
Employee Participation Shares			
Balance, beginning of year	**$ 140**	$ 166	$ 166
Cancellation of employee participation shares	**(27)**	–	–
Exercise of employee participation shares	**(27)**	(26)	–
Balance, end of year	**$ 86**	$ 140	$ 166
Employee Participation Shares – Loans Receivable			
Balance, beginning of year	**$ (140)**	$ (166)	$ (166)
Cancellation of employee participation shares	**27**	–	–
Exercise of employee participation shares	**27**	26	–
Balance, end of year	**$ (86)**	$ (140)	$ (166)
Warrants			
Balance, beginning of year	**$ –**	$ 74	$ 74
Expiry of warrants	**–**	(74)	–
Balance, end of year	**$ –**	$ –	$ 74
Deficit			
Balance, beginning of year	**$ (48,683)**	$ (50,869)	$ (49,285)
Net income (loss)	**13,202**	2,186	(1,584)
Balance, end of year	**$ (35,481)**	$ (48,683)	$ (50,869)
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	**$ (7,292)**	$ (7,584)	$ (5,155)
Other comprehensive income (loss)	**7,578**	292	(2,429)
Balance, end of year	**286**	(7,292)	(7,584)
Total shareholders' equity	**$ 41,647**	$ 20,227	$ 16,878
Comprehensive Income (Loss)			
Foreign currency translation adjustments	**$ 7,578**	$ 292	$ (2,429)
Other comprehensive income (loss)	**7,578**	292	(2,429)
Net income (loss)	**13,202**	2,186	(1,584)
Total comprehensive income (loss)	**$ 20,780**	$ 2,478	$ (4,013)

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

Years ended December 31	2003	2002	2001
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES			
Net income (loss) from continuing operations	$ **4,671**	$ 3,020	$ (1,015)
Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities			
Amortization of deferred revenues	**(6,811)**	(6,568)	(4,783)
Depreciation and other amortization	**3,287**	2,804	2,436
Stock compensation	**112**	28	–
Deferred income taxes	**39**	(1,181)	872
Minority interest	**(391)**	(252)	(286)
Other	**799**	376	470
Changes in operating assets and operating liabilities			
Accounts receivable	**(285)**	(401)	(991)
Inventories	**(93)**	(835)	675
Income taxes	**(803)**	(235)	1,592
Prepaid expenses	**(149)**	(185)	495
Accounts payable and accrued liabilities	**(3,597)**	1,245	1,850
Current portion of deferred revenues	**–**	–	1,629
	(3,221)	(2,184)	2,944
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES			
Expenditures for property, plant and equipment	**(3,536)**	(5,390)	(5,363)
(Increase) decrease in intangible assets	**(122)**	(60)	75
Increase in deferred revenues	**165**	899	1,722
	(3,493)	(4,551)	(3,566)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES			
Proceeds from bank indebtedness	**4,942**	382	434
Repayment of bank indebtedness	**(5,927)**	(1,190)	–
Proceeds from long-term debt	**947**	5,243	–
Repayment of long-term debt	**(3,013)**	(172)	(762)
Proceeds from customer deposits	**80**	709	2,000
Repayment of customer deposits	**(2,124)**	(232)	–
Exercise of warrants, options and employee participation shares	**593**	844	83
Common shares purchased for cancellation	**(65)**	–	–
Issue of common shares by subsidiary to minority interest (Note 19)	**365**	969	–
Repurchase of common shares by subsidiary from minority interest	**(140)**	(177)	–
	(4,342)	6,376	1,755
Effect of foreign exchange rate changes on cash and cash equivalents	**597**	95	(26)
Net cash (used in) from continuing operations	**(10,459)**	(264)	1,107
Net cash from (used in) discontinued operations	**16,123**	(439)	75
Net increase (decrease) in cash and cash equivalents	**5,664**	(703)	1,182
Cash and cash equivalents, beginning of period	**4,899**	5,602	4,420
Cash and cash equivalents, end of period	$ **10,563**	$ 4,899	$ 5,602
Additional Information			
Interest paid	$ **700**	$ 417	$ 634
Income taxes paid	$ **1,882**	$ 1,791	$ 336

See the accompanying notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars except share related data)

1. Nature of Operations

DRAXIS Health Inc. ("DRAXIS" or the "Company") is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through its wholly owned subsidiary DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its 67.3%-owned subsidiary DRAXIS Pharma Inc. ("DPI"). The Company's common shares are listed on NASDAQ and the Toronto Stock Exchange.

2. Significant Accounting Policies

(a) Basis of Presentation

The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles ("GAAP") in the United States.

Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with various regulatory authorities.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary companies with provision for minority interests. The Company's effective interest in the voting equity share capital of its principal subsidiaries is 100%, except in the case of DPI, for which it is 67.3% (2002 – 66.9%; 2001 – 65.9%). All intercompany transactions and balances are eliminated on consolidation.

(c) Minority Interest

Minority interest represents the minority shareholders' proportionate share of equity and net income or loss of DPI.

(d) Use of Estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, amortization, deferred and current income taxes, stock compensation and contingencies.

(e) Reporting Currency and Foreign Currency Translation

The Company reports its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive loss in shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar.

(f) Revenue Recognition

Product Sales – The Company recognizes revenue, net of trade discounts and allowances, when evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and collectability is reasonably assured.

Amounts received from customers as prepayments for products to be shipped or services provided in the future are reported as customer deposits.

Product sales include related service revenues which are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

Royalty and Licensing – Royalty revenue is recognized on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured. Royalty revenue is net of amounts owing to sublicensees where the Company is acting as an agent for the sublicensee.

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

(g) Research and Development
In accordance with SFAS No. 2, "Accounting for Research and Development Costs," research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use is written off at the time of acquisition.

(h) Income Taxes
The liability method of accounting for income taxes is used in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets which are more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(i) Cash and Cash Equivalents
All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(j) Inventories
Inventories are comprised of raw materials, work-in-process and finished goods. Raw materials are valued at the lower of cost on a moving average basis and replacement cost. Work-in-process is valued at the lower of cost and net realizable value and includes material, direct labour, and related manufacturing and overhead costs. Finished goods are valued at the lower of cost on a first-in, first-out basis and net realizable value and include all related manufacturing, packaging and overhead costs.

(k) Property, Plant and Equipment
Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates estimated to amortize the cost over the useful life of the assets:

Building	straight-line over 25 years
Equipment	20%–30% declining balance and straight-line over 5–10 years

Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive commercial use.

(l) Goodwill
Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test.

(m) Intangible Assets
Acquired intangible assets which do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process research and development, and those that have regulatory approval are capitalized.

Intangible assets with finite lives are reported at cost, less accumulated amortization. The Company does not have any intangible assets with indefinite lives. The Company provides for amortization on a straight-line basis on the following estimated useful lives:

Patents and trademarks	10 years
Licenses	9–15 years

The Company uses a discounted cash flow model to value the assessments of impairment that requires assumptions about the timing and amount of future cash flows, risk, the cost of capital and terminal values. Intangible assets are reviewed for impairment on an annual basis.

(n) Stock-based Compensation

Under the provisions of SFAS No. 123, "Accounting for Stock Compensation," companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair-value-based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." However, if the provisions of APB No. 25 are applied, *pro forma* disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value method had been applied. For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

3. Accounting Changes

(a) Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the new recommendations of the SFAS with respect to Statement No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.

	2003	2002	2001
Net income (loss), as reported	$ **13,202**	$ 2,186	$ (1,584)
Amortization expense on goodwill	**–**	–	103
Net income (loss), adjusted	$ **13,202**	$ 2,186	$ (1,481)

(b) Business Combinations

Effective January 1, 2002, the Company adopted the new recommendations of the SFAS with respect to Statement No. 141, "Business Combinations." Under SFAS No. 141, if certain criteria are met upon the initial adoption, reclassifications between goodwill and other intangible assets are required for any business combinations before July 1, 2001. The implementation of SFAS No. 141 resulted in reclassifications from goodwill to intangible assets of $1,627.

4. Cost of Goods Sold

On July 28, 2003, DRAXIS received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5. Financing Expense

	2003	2002	2001
Interest income	$ 144	$ 155	$ 164
Financing expense	(975)	(422)	(567)
Foreign exchange (loss) gain	(701)	(13)	378
	$ (1,532)	$ (280)	$ (25)

6. Income Taxes

	2003	2002	2001
The components of income tax expense are as follows:			
Current	$ 932	$ 1,144	$ 1,254
Deferred	(58)	(1,298)	1,795
	$ 874	$ (154)	$ 3,049

The reported income tax expense differs from the expected amount calculated by applying the Company's Canadian combined federal and provincial tax rate to income before income tax expense. The reasons for this difference and the related tax effects are as follows:

	2003	2002	2001
Income before income taxes from continuing operations	$ 5,154	$ 2,614	$ 1,748
Canadian combined federal and provincial tax rate	34.0%	36.4%	37.5%
Expected income tax expense	$ 1,753	$ 951	$ 656
Increase (decrease) resulting from:			
Foreign tax rate differences	–	(90)	(191)
Effects on deferred income taxes from reduction in Canadian income tax rates	–	178	3,300
Recovery of prior years' U.S. taxes	–	(418)	–
Unrecognized income tax benefit of losses	(732)	(658)	(870)
Goodwill and other amortization	281	253	286
Investment tax credits	(343)	(495)	(283)
Other	(85)	125	151
	$ 874	$ (154)	$ 3,049

Deferred income tax assets have been provided as follows:

	2003	2002
Loss carryforwards and investment tax credits	$ 11,436	$ 7,007
Expenses not currently deductible for tax purposes	344	328
Deferred revenue	2,202	3,028
Tax value of property, plant and equipment in excess of net book value	1,636	859
Tax value of intangible assets in excess of net book value	582	4,545
Total deferred tax assets	16,200	15,767
Valuation allowance	(4,001)	(2,159)
Net deferred tax assets	$ 12,199	$ 13,608
Deferred income tax assets are classified as follows:		
Current	$ 2,806	$ 990
Non-current	9,393	12,618
	$ 12,199	$ 13,608

At December 31, 2003, the Company has accumulated tax losses of $24,267 available for federal and provincial purposes in Canada, which expire from 2004 to 2010. The Company also has $1,325 of unclaimed Canadian investment tax credits, which expire from 2004 to 2013. These losses and investment tax credits can be used to offset future years' taxable income.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years' taxable income.

7. Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division ("DRAXIS Pharmaceutica").

Pursuant to APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc ("Elan") to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. ("Shire"), of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. The Company realized an after tax gain of $4,054, net of transaction and related charges. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to *Permax®*.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to *Alertec®* and continue to market and sell *Alertec®* in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to *Alertec®* up until such time that third-party approval was obtained. As a result of the ability to obtain third-party approval upon closing with Shire, management decided to dispose of *Alertec®* through the sale of the Canadian rights to Shire and at that time included *Alertec®* as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

		2003		2002		2001
Revenues	$	**4,301**	$	6,844	$	6,180
Operating income (loss) from discontinued operations – net of tax	$	**191**	$	(834)	$	(569)
Net gain on disposal of product rights – net of tax		**8,340**		–		–
Net income (loss) from discontinued operations – net of tax	$	**8,531**	$	(834)	$	(569)

8. Earnings (Loss) per Share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of Company's common shares outstanding during the period. Diluted income (loss) per common share is calculated by dividing the net income (loss) by the sum of the weighted average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants, stock options and the Employee

Participation Share Purchase Plan. The calculation of diluted income (loss) per common share excludes any potential conversion of warrants, options and Participation Shares that would increase earnings per share or decrease a loss per share.

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended December 31:

	2003	2002	2001
Numerator:			
Net income (loss) from continuing operations	**$ 4,671**	$ 3,020	$ (1,015)
Net income (loss) from discontinued operations	**8,531**	(834)	(569)
Net income (loss)	**$ 13,202**	$ 2,186	$ (1,584)
Denominator:			
Weighted average number of common shares outstanding – basic	**37,114,648**	36,981,985	36,587,794
Weighted average effect of dilutive securities:			
Warrants	**–**	32,305	23,133
Stock option plan	**80,346**	295,866	–
Employee Participation Share Purchase Plan	**–**	27,723	–
Weighted average number of common shares outstanding – diluted	**37,194,994**	37,337,879	36,610,927
Basic income (loss) per share:			
From continuing operations	**$ 0.13**	$ 0.08	$ (0.03)
From discontinued operations	**0.23**	(0.02)	(0.02)
	$ 0.36	$ 0.06	$ (0.05)
Diluted income (loss) per share:			
From continuing operations	**$ 0.13**	$ 0.08	$ (0.03)
From discontinued operations	**0.23**	(0.02)	(0.02)
	$ 0.36	$ 0.06	$ (0.05)

9. Restricted Cash

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire (see Note 7), $976 of the cash proceeds are held in trust under an escrow agreement. The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

10. Accounts Receivable

	2003	2002
Trade	**$ 9,957**	$ 7,671
Allowance for doubtful accounts	**(266)**	(154)
Loans to employees	**120**	262
Income taxes	**87**	155
	$ 9,898	$ 7,934

11. Inventories

	2003	2002
Raw materials	**$ 3,440**	$ 2,865
Work-in-process	**1,541**	1,024
Finished goods	**1,115**	2,245
	$ 6,096	$ 6,134

12. Property, Plant and Equipment

		2003		2002
Land	$	**2,128**	$	1,747
Building		**13,995**		11,484
Equipment		**19,435**		13,206
Assets under construction		**7,511**		5,836
		43,069		32,273
Accumulated depreciation		**(10,152)**		(6,219)
	$	**32,917**	$	26,054

Depreciation of property, plant and equipment from continuing operations was $2,177, $1,750, and $1,240, for the years ended December 31, 2003, 2002 and 2001, respectively.

13. Goodwill

		2003		2002
Goodwill	$	**1,232**	$	1,011
Accumulated amortization		**(555)**		(455)
	$	**677**	$	556

Amortization of goodwill from continuing operations was $Nil, $Nil, and $103, for the years ended December 31, 2003, 2002 and 2001, respectively.

Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life (see Note 3 under "Accounting Changes"). Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test. On December 31, 2003, the Company completed its annual assessment for goodwill impairment using the discounted cash flow model and has determined that goodwill is not impaired.

14. Intangible Assets

2003		Cost		Accumulated Amortization		Net Book Value
Patents and trademarks	$	**411**	$	**267**	$	**144**
Licenses		**8,797**		**7,058**		**1,739**
Other		**193**		**102**		**91**
	$	**9,401**	$	**7,427**	$	**1,974**

2002		Cost		Accumulated Amortization		Net Book Value
Patents and trademarks	$	337	$	185	$	152
Licenses		18,427		10,938		7,489
Other		159		76		83
	$	18,923	$	11,199	$	7,724

Amortization of intangible assets from continuing operations was $1,110, $1,054, and $1,093, for the years ended December 31, 2003, 2002 and 2001, respectively.

On December 31, 2003, the Company completed its assessment for intangible assets impairment and has determined that intangible assets are not impaired.

15. Bank Indebtedness

The Company's short-term credit facilities as well as their interest rates were as follows:

December 31, 2003	Committed	Amount Drawn	Available	Period-end Rate
Credit Facility:				
(a) DRAXIS Health Inc.	**$ 1,159**	**$ Nil**	**$ 1,159**	**5.5%**

December 31, 2002	Committed	Amount Drawn	Available	Period-end Rate
Credit Facilities:				
(a) DRAXIS Health Inc.	$ 951	$ Nil	$ 951	5.5%
(b) DRAXIS Pharma Inc.	2,220	884	1,336	5.5%
	$ 3,171	$ 884	$ 2,287	

(a) The Company was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of $1,159 (CDN$1,500). The credit facility is secured by assets of DRAXIS and bears interest at Canadian prime plus 1.0% (2002 – Canadian prime plus 1.0%).

(b) DPI was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of $2,220 (CDN$3,500). The credit facility is secured by assets of DPI and bears interest at Canadian prime plus 1.0%. The Company cancelled this revolving facility in 2003.

16. Accounts Payable and Accrued Liabilities

	2003	2002
Trade	**$ 3,617**	$ 4,261
Accrued liabilities	**1,556**	1,808
Employee related items	**1,535**	1,894
Income taxes	**–**	868
Other	**–**	358
	$ 6,708	$ 9,189

17. Deferred Revenues

	2003	2002
(a) *BrachySeed®*	**$ –**	$ 1,767
(b) SpectroPharm product line	**9,452**	7,760
(c) *Anipryl®*	**29,893**	29,892
	39,345	39,419
Less: accumulated amortization	**26,443**	20,425
	12,902	18,994
Less: current portion	**5,309**	5,142
	$ 7,593	$ 13,852

Amortization of deferred revenues totalled $6,811, $6,568 and $4,783 for the years ended December 31, 2003, 2002, and 2001, respectively.

(a) BrachySeed®

In September 2000, the Company entered into a 10 year arrangement with Cytogen Corporation ("Cytogen") whereby Cytogen was granted an exclusive license to market, sell and distribute the Company's *BrachySeed®* implant for the treatment of prostate cancer in the United States in exchange for non-refundable fees, royalties based on Cytogen's sales of *BrachySeed®* and a supply agreement. Under the arrangement, the Company was entitled to receive up to $2,000 in non-refundable fees upon achievement of specified milestones of which $Nil was received in 2003 (2002 – $1,000; 2001 – $500). Non-refundable fees received from Cytogen were deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

In January 2003, the Company's agreements with its *BrachySeed®* licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for *BrachySeed®* implants in the U.S. As a result of the termination of the agreements, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income as royalty and licensing revenue.

(b) SpectroPharm Product Line

In May 2000, the Company entered an arrangement with GlaxoSmithKline Consumer Healthcare ("GSK"), formerly Block Drug Company (Canada) Limited, with respect to the Company's SpectroPharm line of dermatology products which included the sale of product rights to GSK in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company's ongoing obligations to GSK pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and are being recognized as revenue on a straight-line basis over the period to January 31, 2005.

(c) Anipryl®

In December 1997, the Company entered into an alliance with Pfizer Inc. ("Pfizer"), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute *Anipryl®* in exchange for non-refundable fees, royalties based on the worldwide sales of *Anipryl®*, a manufacturing and supply agreement and a research collaboration.

In December 1999, the Company and Pfizer amended the terms of the alliance (the "First Amendment") whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of *Anipryl®* in designated European countries.

In December 2001, the Company and Pfizer further amended the terms of the alliance (the "Second Amendment") whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to *Anipryl®* outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for *Anipryl®*.

Under the amended arrangement, the Company will not be entitled to receive any additional non-refundable fees. The $28,090 in non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006.

The portion of the $3,150 payment allocated to the modifications of future royalty entitlements has been deferred and is being recognized as revenue on a straight-line basis over the period to December 31, 2013.

The portion of the $3,150 payment referable to the minimum royalty entitlement for the three year period ending December 31, 2001 was recognized as revenue in the fourth quarter of 2001. The portion referable to the third three year period ending December 31, 2002 was deferred and recognized as revenue on a straight-line basis over the four quarters of 2002.

18. Long-Term Debt

		2003		2002
DRAXIS Pharma Inc.				
Term bank loan repayable in 120 equal monthly installments to August, 2009. Secured by the assets of DPI and bearing interest at Canadian prime plus 1.0%	$	**5,559**	$	5,167
Term government loan drawn against eligible capital expenditures to a maximum of $3,708 and repayable in 16 equal quarterly installments commencing April, 2004. Secured by specified assets of DPI and bearing interest at Canadian prime plus 2.5%		**1,742**		1,081
Loan from minority interest repayable in full on March, 2007 or earlier if certain conditions are met. Secured by the assets of DPI and bearing interest at Canadian prime plus 1.5%		**3,165**		1,975
DRAXIS Health Inc.				
Term bank loan, repaid during 2003		**–**		2,220
Unsecured obligation, repaid during 2003		**–**		2,283
		10,466		12,726
Less: current portion		**981**		2,158
	$	**9,485**	$	10,568

As of December 31, 2003, the Company had met the financial covenants pursuant to the term bank loan.

The annual aggregate amounts of maturities on long-term debt for the next five years are as follows:

2004	$	981
2005		1,416
2006		1,416
2007		4,582
Thereafter		2,071
	$	10,466

Interest expense on long-term debt from continuing operations totalled $958, $367, and $398 for the years ended December 31, 2003, 2002, and 2001, respectively.

The fair value of the long-term debt is considered to be equivalent to its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

19. Minority Interest

During 2003, the Company's wholly owned subsidiary, DPI, issued 367,589 (2002 – 1,018,809) common shares to Société générale de financement du Québec ("SGF") and members of DPI's management team in exchange for net proceeds of $365 (2002 – $969). These issuances were based on the pro-rata shareholdings of DPI prior to the issuance and accordingly there was no change in the Company's effective interest in DPI.

Furthermore in 2003, DPI repurchased and cancelled 171,452 outstanding shares of DPI held by members of DPI's management team in exchange for cash and settlement of existing loans to those employees.

During 2002, DPI repurchased and cancelled 277,778 outstanding shares of DPI held by a former employee of DPI in exchange for cash and settlement of an existing loan to the employee related to the original issuance of those shares.

20. Shareholders' Equity

(a) Warrants

On November 8, 1999, in connection with the engagement of a financial advisor, the Company issued a non-assignable warrant to purchase 125,000 shares at $1.65 per share on or before November 8, 2002. Included as a component of shareholders' equity and deferred financing charges was $74, which represented the fair value of the above warrant. The fair value of the warrant was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: share price at date of issue of $1.375, dividend yield of 0%, expected volatility of 65%, risk-free rate of 5.8%, and expected life of three years. As these warrants expired unexercised in 2002, the value of the expired warrants was accounted as additional paid-in capital.

In aggregate, there were no warrants (2002 – Nil; 2001 – 125,000) to purchase common shares at December 31, 2003.

(b) Stock Option Plan

The Board of Directors has adopted a stock option plan in order to provide an incentive for directors, officers and employees. The plan provides that the Board of Directors may, from time to time, at its discretion, grant to directors, officers and employees the option to purchase common shares. The Board of Directors will determine the price per common share and the number of common shares which may be allotted to each designated director, officer or employee and all other terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. These options will be exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one third on each of the first, second and third anniversaries of grant.

On June 20, 2001, the Board of Directors received shareholder approval to increase the maximum number of options for issuance under the stock option plan from 5,500,000 to 7,500,000.

The Board of Directors has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Employee Participation Shares, to 13% of the Company's outstanding common shares. As at December 31, 2003 the aggregate number of shares issuable pursuant to outstanding options and Employee Participation Shares represented 8.4% (2002 – 8.9%) of the outstanding common shares.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options and available for future issuance:

	Outstanding			Available for Issuance
	2003	2002	2001	**2003**
Balance, beginning of year	**3,314,109**	3,358,444	3,079,527	**1,466,528**
Increase (decrease) resulting from:				
Approved for issuance	**–**	–	–	**–**
Granted	**775,000**	750,000	581,500	**(775,000)**
Exercised	**(240,334)**	(468,168)	(48,332)	**–**
Cancelled	**(255,000)**	(150,167)	(63,001)	**255,000**
Expired	**(495,833)**	(176,000)	(191,250)	**495,833**
Balance, end of year	**3,097,942**	3,314,109	3,358,444	**1,442,361**
Exercisable (vested), end of year	**1,911,331**	2,102,610	2,365,654	

	2003	2002	2001
Weighted average exercise price of options:			
Outstanding, end of year	**CDN$3.25**	CDN$3.60	CDN$3.42
Exercisable, end of year	**CDN$3.39**	CDN$3.60	CDN$3.49
Granted	**CDN$2.42**	CDN$3.86	CDN$3.44
Exercised	**CDN$3.23**	CDN$2.78	CDN$2.64
Cancelled and expired	**CDN$3.28**	CDN$3.49	CDN$3.44
Range of exercise price of options:			
Granted	**CDN$2.29–$3.25**	CDN$2.50–$5.41	CDN$2.91–$3.60
Exercised	**CDN$1.63–$3.66**	CDN$2.55–$4.29	CDN$2.55–$3.05
Cancelled and expired	**CDN$2.32–$3.91**	CDN$2.55–$4.42	CDN$2.94–$3.95

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable (Vested)	
Exercise Price	Number	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
CDN$1.63–$2.00	93,743	0.83	CDN$1.82	93,743	CDN$1.82
CDN$2.01–$2.50	737,250	6.17	2.35	167,250	2.36
CDN$2.51–$3.00	181,666	5.15	2.80	98,333	2.91
CDN$3.01–$3.50	816,033	1.97	3.24	758,255	3.24
CDN$3.51–$4.00	889,250	2.88	3.74	480,417	3.72
CDN$4.01–$4.50	335,000	2.79	4.34	298,333	4.36
CDN$4.51–$5.41	45,000	3.35	5.28	15,000	5.28
	3,097,942	3.49	CDN$3.25	1,911,331	CDN$3.39

(c) Employee Participation Share Purchase Plan

On February 16, 1995, the Company established the Employee Participation Share Purchase Plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value. The Employee Participation Share Purchase Plan was approved by the shareholders on June 16, 1995. The Board of Directors has provided that it would be a condition to receiving any benefit from the Employee Participation Share Purchase Plan that the share price have appreciated at least 25% from the date of issuance of any Participation Shares. The maximum number of Participation Shares issuable pursuant to the Employee Participation Share Purchase Plan is 2,000,000. No further participation shares will be issued by the Company.

Vesting takes place over a four year period at the rate of 20%, 20%, 20% and 40% commencing on the first anniversary of the issuance of the Participation Shares and for each of the three years thereafter, with the exception of 500,000 Participation Shares held by an officer of the Company, which vest at the rate of 10%, 20%, 30% and 40%. Vested Participation Shares are automatically convertible into shares of the Company at the election of the holder, provided that the shares have increased in value since the date of issuance of the vested Participation Shares by the aforementioned 25%. The number of common shares a Participant will receive when converting Participation Shares is determined by multiplying the number of Participation Shares held by a Participant by a fraction whose numerator is the amount by which the fair market value of a common share at the date of conversion exceeds the fair market value of a common share as at the date on which the Participation Shares were issued, and whose denominator is the fair market value of the common shares at the date of conversion. For purposes of the Employee Participation Share Purchase Plan, the fair market value of common shares at a particular time means the average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the valuation date.

(i) Series A
On February 16, 1995, the Board of Directors of the Company authorized the issuance of 975,000 Series A Participation Shares at a subscription price of CDN$0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series A Participation Shares was CDN$2.45. As at December 31, 2000 all Series A Participation Shares had been either converted into common shares or cancelled by the Company.

(ii) Series B
On December 18, 1995, the Board of Directors of the Company authorized the issuance of 555,000 Series B Participation Shares at a subscription price of CDN$0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series B Participation Shares was CDN$2.25. As at December 31, 2000 all Series B Participation Shares had been either converted into common shares or cancelled by the Company.

(iii) Series C
On May 12, 1999, the Board of Directors of the Company authorized the issuance of 470,000 Series C Participation Shares at a subscription price of CDN$0.50 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series C Participation Shares was CDN$3.24.

All outstanding Participation Shares have been issued and paid for by the employees through the issuance of a limited recourse promissory note and are secured against the shares.

Information pertaining to Participation Shares for the years ended December 31, 2003, 2002 and 2001 is set forth in the following table:

	2003	2002	2001
Outstanding, beginning of year	**395,000**	470,000	470,000
Granted	**–**	–	–
Exercised	**(75,000)**	(75,000)	–
Cancelled	**(75,000)**	–	–
Expired	**–**	–	–
Outstanding, end of year	**245,000**	395,000	470,000
Exercisable (vested), end of year	**245,000**	207,000	188,000

(d) Stock-based Compensation Costs

The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-based Compensation," and as permitted under SFAS No. 123, applies APB No. 25 and related interpretations in accounting for its plan. SFAS No. 123 requires disclosure of *pro forma* amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS No. 123 for its stock option plans. Accordingly, the Company's net income (loss) applicable to common shares and income (loss) per common share would have been changed by the *pro forma* amounts as indicated below:

		2003		2002		2001
Net income (loss), as reported	**$**	**13,202**	$	2,186	$	(1,584)
Pro forma impact		**(681)**		(736)	$	(399)
Pro forma net income (loss)	**$**	**12,521**	$	1,450	$	(1,983)
Basic net income (loss) per share, as reported	**$**	**0.356**	$	0.058	$	(0.044)
Pro forma impact per share	**$**	**(0.019)**	$	(0.020)	$	(0.011)
Pro forma net income (loss) per share (Basic)	**$**	**0.337**	$	0.038	$	(0.055)
Pro forma net income (loss) per share (Diluted)	**$**	**0.337**	$	0.038	$	(0.055)

The fair value of stock options used to compute *pro forma* net income (loss) applicable to common shares and loss per common share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions as at December 31:

	2003	2002	2001
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**60%–62%**	62%–64%	63%–66%
Risk-free interest rate	**3.8%–4.1%**	4.1%–5.6%	5.2%–5.6%
Expected option life	**5–10 yrs**	5 yrs	5 yrs

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company's stock option awards. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. The Company uses expected volatility rates, which are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(e) Stock Repurchase Program

During 2003, under the stock repurchase program, the Company repurchased 50,300 shares (2002 – Nil; 2001 – Nil) for cancellation at an average price of $1.30 per share (2002 – $Nil; 2001 – $ Nil) for total consideration of $65 (2002 – $Nil; 2001 – $Nil). The excess of $5 (2002 – $Nil; 2001 – $Nil) below the stated capital of the acquired shares was charged to additional paid-in capital. The most recent issuer bid commenced on April 21, 2003 and terminates on April 20, 2004.

21. Segmented Information and Major Customers

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

	2003	2002	2001
Product Sales Revenues			
Radiopharmaceuticals	**$ 14,564**	$ 9,704	$ 6,763
Manufacturing	**26,985**	20,946	20,460
Corporate and Other	**(1,014)**	(312)	(72)
	$ 40,535	$ 30,338	$ 27,151
Royalty and Licensing Revenues			
Radiopharmaceuticals	**$ 1,521**	$ 451	$ 192
Manufacturing	**–**	–	–
Corporate and Other	**7,137**	7,851	6,560
	$ 8,658	$ 8,302	$ 6,752
Total Revenues			
Radiopharmaceuticals	**$ 16,085**	$ 10,155	$ 6,955
Manufacturing	**26,985**	20,946	20,460
Corporate and Other	**6,123**	7,539	6,488
	$ 49,193	$ 38,640	$ 33,903
Segment Income[1]			
Radiopharmaceuticals	**$ 5,614**	$ 706	$ 499
Manufacturing	**1,084**	627	149
Corporate and Other	**3,275**	4,365	3,561
	$ 9,973	$ 5,698	$ 4,209
Depreciation and Amortization			
Radiopharmaceuticals	**$ 843**	$ 716	$ 623
Manufacturing	**1,448**	1,166	867
Corporate and Other	**996**	922	946
	$ 3,287	$ 2,804	$ 2,436
Operating Income (Loss)[2]			
Radiopharmaceuticals	**$ 4,771**	$ (10)	$ (124)
Manufacturing	**(364)**	(539)	(718)
Corporate and Other	**2,279**	3,443	2,615
	$ 6,686	$ 2,894	$ 1,773
Identifiable Assets			
Radiopharmaceuticals	**$ 11,424**	$ 10,823	$ 13,558
Manufacturing	**40,953**	30,701	24,906
Corporate and Other	**24,176**	26,427	25,896
	$ 76,553	$ 67,951	$ 64,360

[1] Segment income from continuing operations before depreciation and amortization, financing expense, income taxes, and minority interest.

[2] Segment income (loss) from continuing operations before financing expense, income taxes, and minority interest.

Geographic Segmentation

		2003		2002		2001
Revenues[3]						
Canada	$	**22,755**	$	23,205	$	22,240
United States		**26,031**		15,246		11,663
Other		**407**		189		–
	$	**49,193**	$	38,640	$	33,903
Long-Lived Assets[4]						
Canada	$	**35,568**	$	34,334	$	32,384
United States		**–**		–		–
	$	**35,568**	$	34,334	$	32,384

[3] Revenues are attributable to countries based upon the location of the customer.

[4] Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Expenditures for Property, Plant and Equipment

		2003		2002		2001
Radiopharmaceuticals	$	**383**	$	471	$	3,306
Manufacturing		**3,138**		5,128		2,030
Corporate and Other		**15**		(209)		27
	$	**3,536**	$	5,390	$	5,363

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

	Percentage of Total Revenue		
	2003	2002	2001
Customer A	**11%**	19%	23%
Customer B	**15**	17	18
Customer C	**15**	–	–
	41%	36%	41%

22. Commitments and Contingencies

Operating Leases

The operating leases relate to the rental of office space, office equipment and some ancillary lab and production related equipment.

The Company is committed under operating leases requiring minimum annual lease payments as follows:

2004	$	275
2005		205
2006		158
2007		–
Thereafter		–
	$	638

Agreement Pertaining to DRAXIS Pharma Inc.

Coincident with DPI's issuance of shares in 2000, the Company entered into a shareholders' agreement which was subsequently amended on March 28, 2002 granting SGF the right to obligate the Company to purchase its shareholdings in DPI anytime after February 18, 2005. The price to be paid is based on the fair market value of DPI at the time of exercise. Subject to certain conditions, at the Company's option, up to 40% of the SGF purchase consideration may be made in the form of the Company's common shares.

Royalty and Milestone Payments
The Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

Legal Proceedings
From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

Since 2000, the Company and its animal health subsidiary, Deprenyl Animal Health Inc. ("DAHI"), had been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute related to the terms of a 1992 license agreement under which Innovations Foundation was claiming entitlement to a portion of the consideration earned by DAHI with respect to *Anipryl®*. The second dispute related to a 1988 contract research agreement under which the University of Toronto was claiming a declaration of ownership and an order for assignment of patents and damages related to certain *Anipryl®*-related intellectual property. On November 18, 2003, the Company, and the University of Toronto and the University of Toronto Innovations Foundation mutually agreed to dismiss, without payment, the lawsuits between them with respect to *Anipryl®*.

23. Related Party Transactions

Significant transactions not otherwise disclosed in the accompanying financial statements were as follows:

	2003	2002	2001
Net contribution from the sales of a product by a company which is a shareholder included in loss from discontinued operations (total revenues: 2003 – $428; 2002 – $784; 2001 – $856)	$ **111**	$ 192	$ 176
Rent paid to a company jointly controlled by a member of the Board of Directors included in selling, general and administration expenses	$ **130**	$ 125	$ 116

The aforementioned transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

24. Financial Instruments

Fair Value
The fair values of cash, accounts receivable, accounts payable and accrued charges are equivalent to their carrying values because of the short-term maturity of those instruments. The fair value of long-term investments is determined based on quoted market prices. The Company is not party to any derivative instruments.

Credit Risk
The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties. The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds which are invested in high quality short-term securities.

Currency Risk
The Company's foreign exchange exposure for accounting purposes mainly relates to the U.S. denominated monetary assets of the Canadian operations of the Company. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

25. Subsequent Events

On March 31, 2004, DRAXIS has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of $5.00 per unit, for aggregate gross proceeds of $15,289. DRAXIS has granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,293. Each unit will consist of one common share of DRAXIS and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $6.50 at any time prior to two years from the date of closing of the offering.

On March 31, 2004, DRAXIS entered into a binding letter of intent with SGF to acquire its 32.7% interest in DPI. The purchase price is cash consideration of $9,938. DRAXIS will use the proceeds from the offering to pay for the acquisition and to repay approximately $4,587 in debt owed by DPI.

26. Recent Pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity that are entered into or modified after May 31, 2003. The adoption of this statement had no effect on our financial condition or results of operations since the Company currently does not have financial instruments that meet such criteria.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivates") and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement had no effect on our financial condition or results of operations since the Company is not party to any derivative instruments.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which was revised in December 2003. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of this statement will have no effect on our financial condition or results of operations since the Company currently does not have any financial interests in variable interest entities.

27. Comparative Information

The Company has reclassified certain prior years' information to conform with the current presentation format.

Selected Five-Year Review

(in thousands of U.S. dollars except share related data)

Consolidated Financial Data

	2003	2002	2001	2000	1999
Operations					
Revenues					
Product sales	**40,535**	30,338	27,151	22,589	22,253
Royalty and licensing	**8,658**	8,302	6,752	7,132	2,338
	49,193	38,640	33,903	29,721	24,591
EBITDA[1] (pre-R&D)	**11,567**	7,694	5,489	3,815	933
Research and development expense	**(1,594)**	(1,996)	(1,280)	(1,027)	(748)
EBITDA[1]	**9,973**	5,698	4,209	2,788	185
Income (loss) from continuing operations before cumulative effect of accounting change	**4,671**	3,020	(1,015)	363	(860)
Income (loss) from discontinued operations – net of taxes	**8,531**	(834)	(569)	(801)	(4,610)
Cumulative effect of accounting change, net of taxes	**–**	–	–	(19,900)	–
Net income (loss)	**13,202**	2,186	(1,584)	(20,338)	(5,470)
Financial Position at December 31					
Cash and cash equivalents	**10,563**	4,899	5,602	4,420	2,016
Total assets	**76,553**	67,951	64,360	67,307	60,647
Long-term debt	**10,466**	12,726	8,060	9,890	14,476
Common shareholders' equity	**41,647**	20,227	16,878	20,808	38,116
Book value per common share	**1.12**	0.55	0.46	0.57	1.07
Share Information					
Number of shares outstanding at end of year	**37,297,817**	37,098,690	36,613,434	36,565,102	35,557,366
Weighted average number of shares outstanding – basic	**37,114,648**	36,981,985	36,587,794	36,324,199	33,825,654

Quarterly Financial Data (Unaudited)

2003 Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenues	**$ 10,078**	**$ 11,765**	**$ 12,965**	**$ 14,385**	**$ 49,193**
EBITDA[1]	**2,006**	**2,016**	**3,362**	**2,589**	**9,973**
Net income	**5,010**	**826**	**5,845**	**1,521**	**13,202**
Net income per common share	**0.135**	**0.022**	**0.158**	**0.041**	**0.356**

2002 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Revenues	$ 10,202	$ 9,730	$ 8,872	$ 9,836	$ 38,640
EBITDA[1]	1,951	1,165	1,013	1,569	5,698
Net income	783	302	392	709	2,186
Net income per common share	0.020	0.008	0.010	0.019	0.057

[1] Income from continuing operations before depreciation and amortization, financing expense, other income, income taxes, minority interest and cumulative effect of accounting change.

Statement of Corporate Governance Practices

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the well-being of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance issued by The Toronto Stock Exchange (the "TSX Guidelines"), the corporate governance requirements of the U.S. Sarbanes-Oxley Act (the "SOX Requirements"), and the reforms of corporate governance listing standards of the NASDAQ Stock Market, Inc. (the "NASDAQ Rules"). The Board of Directors believes that the Corporation's corporate governance practices are well aligned with the recommendations contained in these various guidelines and regulations. The Board of Directors is also reviewing the proposed corporate governance reforms contained in Multilateral Policy MP 58-201 entitled "Effective Corporate Governance" recently proposed by the Canadian securities regulators.

Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving of the best interests of the Corporation. In April 2004, the Board of Directors adopted a detailed Charter. The Charter is available on the Corporation's website at www.draxis.com. The Charter specifies that the Board of Directors is responsible for:

a) adopting a strategic planning process for the Corporation;

b) adopting a communications policy for the Corporation;

c) overseeing the financial integrity of the Corporation;

d) monitoring compliance with the corporate objectives of the Corporation;

e) approving and ascertaining that the Corporation monitor adherence to its Code of Ethics and Business Conduct;

f) appointing the Chief Executive Officer (CEO), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

g) ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

h) establishing performance measures for the Corporation and its management;

i) monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

j) approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

k) approving the Corporation's legal structure, name and logo; and

l) performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

Directors

Brian M. King[1]
Brian King is the Chairman of DRAXIS Health Inc. He is the former Chairman and CEO of Connaught Biosciences, Inc. He is a director of Onex Corporation, VenGrowth Investment Funds and the Health Care and Biotechnology Venture Fund.

Martin Barkin, MD, BSc(MED), MA, FRCSC
Martin Barkin is the President and Chief Executive Officer of DRAXIS Health Inc. and has been with the Company since 1992. He is a director of Viventia Biotech Inc., and the medical advisory board of VenGrowth Investment Funds.

Leslie L. Dan[2]
Leslie Dan is Chairman of Novopharm Limited, one of Canada's leading pharmaceutical companies. Prior to April 5, 2000, Mr. Dan was Chairman and CEO of Novopharm Limited.

George M. Darnell[2,3]
George Darnell is a former senior executive of Baxter Corporation, and has 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel[2,3]
Rolf Henel is the retired President of Cyanamid International Lederle Division and is a partner in Naimark & Associates, a healthcare consulting firm. He is a director of SciClone Pharmaceuticals and Penwest Pharmaceuticals.

Samuel W. Sarick[2]
Samuel Sarick is President of Samuel Sarick Limited, a commercial property development company. He has served as a director of the Company since 1989 and is a director with The Goldfarb Corporation.

Stewart D. Saxe[1]
Stewart Saxe is an international Partner with the law firm of Baker & McKenzie. He is Managing Partner of the firm's Canadian offices and a member of this global firm's Policy Committee, its equivalent of a board of directors. He is certified by the Law Society of Upper Canada as a specialist in labour law and as a Human Resources Professional by the Human Resources Professionals Association of Ontario.

Bruce W. Simpson[1,3]
Bruce Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the U.S. and in senior management positions at Fisons Corporation. He currently heads a private consulting firm specializing in marketing and business development within the healthcare industry.

John A. Vivash[1,3]
John Vivash was formerly President and CEO of CIBC Securities Inc., President and CEO of Fidelity Investments Canada Limited and President and CEO of Manulife Securities International Ltd. He is currently Corporate Director, President and CEO of Tesseract Financial Inc., a financial services consultancy.

[1] Member of the Compensation Committee
[2] Member of the Audit Committee
[3] Member of the Nomination and Corporate Governance Committee

Officers

Martin Barkin, MD, BSc(MED), MA, FRCSC
President, Chief Executive Officer,
Chief Operating Officer

Mark Oleksiw
Chief Financial Officer

Dan Brazier
Senior Vice President,
Corporate Development & Strategic Planning

John Durham
President, DRAXIS Pharma Inc.

Richard Flanagan
President, DRAXIMAGE Inc.

Jack A. Carter
Vice President, Human Resources and
President, DAHI

Alida Gualtieri
General Counsel and Secretary

Chien Huang
Vice President, Finance

Jerry Ormiston
Executive Director, Investor Relations

Shareholder Information

Corporate Offices
DRAXIS Health Inc.
6870 Goreway Drive
Suite 200
Mississauga, Ontario
L4V 1P1
Canada

Manufacturing Facilities
16751 TransCanada Highway
Kirkland, Quebec
H9H 4H4
Canada

Form 20-F
For regulatory purposes in the United States, the Company files an Annual Report on Form 20-F with the U.S. Securities and Exchange Commission. A copy may be obtained by any shareholder upon request to the Company.

Stock Listings
TSX: DAX
NASDAQ: DRAX

DRAXIS Health Inc. common shares are listed on The Toronto Stock Exchange (TSX) and on the NASDAQ Stock Market (NASDAQ).

In 2003 share trading volume on the TSX was 16,088,179 shares (average of 63,842 shares per trading day) and on the NASDAQ was 26,777,055 shares (average of 106,258 shares per trading day).

Transfer Agent and Registrar
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue
Toronto, Ontario M5J 2Y1
Toll-free North America: (1-800) 564-6253
Tel: (514) 982-7555
E-mail: service@computershare.com

Investor Information
Investor Relations Department
DRAXIS Health Inc.
6870 Goreway Drive
Suite 200
Mississauga, Ontario
L4V 1P1
Tel: (905) 677-5500
Fax: (905) 677-5494
Toll-free: 1-877-441-1984
Website: www.draxis.com

Auditors
Deloitte & Touche LLP

Annual Meeting of Shareholders
The annual meeting of shareholders will be held on Friday, May 21, 2004 at 10:00 a.m. ET at
The Toronto Stock Exchange Conference Centre
130 King Street West
Toronto, Ontario
Canada

Concept and Design: The Works Design Communications Ltd. Printing: Quebecor World MIL Inc.

www.draxis.com

DRAXIS HEALTH INC.
6870 Goreway Drive, Suite 200
Mississauga, Ontario L4V 1P1 Canada

Telephone 905/677.5500
Facsimile 905/677.5502

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/:Alida Gualtieri
General Counsel & Secretary

Date: July 28, 2004

CH02/ 22327691.1